As filed with the Securities and Exchange Commission on April 20, 2020

Registration No. 333-237669

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Washington, D.C. 20006 United States of America	Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 20, 2020

USD 4,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

We may from time to time offer up to USD 4,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of USD 4,000,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                                 , 2020

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of USD 4,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States Dollars (“dollars,” “$,” “U.S.$”, “USD”, “US Dollars” or “U.S. dollars”). All references to “we,” “us” and “our” refer to CAF.

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Argentine Republic, the Republics of Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela, each of which is referred to in this prospectus as a full member shareholder country and which are referred to collectively in this prospectus as the full member shareholder countries. At December 31, 2019, the full member shareholder countries of CAF collectively accounted for 91.08% of the nominal value of our paid-in capital. The other shareholder countries of CAF are Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain, each of which is referred to in this prospectus as an associated shareholder country and which are referred to collectively in this prospectus as the associated shareholder countries. At December 31, 2019, the associated shareholder countries collectively accounted for 8.87% of the nominal value of our paid-in capital. Our full member shareholder countries and our associated shareholder countries are collectively referred to as our shareholder countries. Our shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.05% of the nominal value of the paid-in capital at December 31, 2019.

We commenced operations in 1970. Our headquarters are in Caracas, and we have offices in Asunción, Bogotá, Brasilia, Buenos Aires, La Paz, Lima, Madrid, Mexico City, Montevideo, Panama City, Port of Spain and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, our shareholder countries. Primarily, we provide short-, medium- and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement.

We raise funds to finance operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)

immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries. We may also enjoy immunities and privileges under the laws of countries other than the full member shareholder countries and associated shareholder countries by virtue of our status as an international treaty organization or the identity of our shareholders.

The governments of some of our shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at December 31, 2019 and does not give effect to any transaction since that date.

At December 31, 2019
(in USD millions)
Total Liabilities(1)(3)	29,496.9

Stockholders’ equity
Capital
Paid-in capital (authorized capital USD 15.0 billion)(2)(4)	5,380.7
Additional paid-in capital	3,988.9

Reserves
Mandatory reserve pursuant to Article 42 of the Constitutive Agreement	515.6
General reserve	2,585.9

Total reserves	3,101.5
Retained earnings	325.6

Total stockholders’ equity	12,796.7

Total liabilities and stockholders’ equity	42,293.6

(1)	Commercial paper, bonds and borrowings from other financial institutions, accrued interest payable, accrued expenses and other liabilities and derivative instrument liabilities.
(2)

CAF’s authorised capital also included callable capital of $5.0 billion at December 31, 2019. Subscribed capital (US 8,095.2 mil) less callable capital portion (USD 1,589.6 mil) and less capital subscribtions receivable (USD 1,124.8 mil).

(3)	After December 31, 2019 there have been issuances of bonds as described in Supplementary Information (Unaudited) as of December 31, 2019 on page S-1.
(4)	Please see “Recent Developments” on page 14 regarding most recent changes to capital on page 14 since December 31, 2019.

CAPITAL STRUCTURE

General

As of December 31, 2019, our total authorized capital is USD 15.0 billion, of which USD 10.0 billion is ordinary capital shares and USD 5.0 billion is callable capital shares.

In November 2015, the Board of Directors approved a new general paid-in capital increase for a total amount of USD 4.5 billion, of which USD 4.0 billion is available for Series “A” and “B” stockholders and USD 500 million is available in respect of such capital contributions for Series “C” stockholders. From 2016 through 2019, our management signed subscription agreements with various stockholders. The capital contributions related to this increase began in 2017 and are expected to be paid during the period ending in 2025.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries (as defined below). Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting approximately 0.05% of our outstanding shares, which are owned by 13 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five additional Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by eight associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. We make available Series “C” shares available for subscription by countries that are not full member shareholder countries to strengthen relationships between these countries and the full member shareholder countries. Ownership of Series “C” shares makes these countries eligible to receive loans from us. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

The Constitutive Agreement (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) includes a formal purpose of supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, our Extraordinary Shareholders’ Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and could come to own Series “A” shares. In general, in order to become a full member country of CAF, a country must (i) subscribe, directly or indirectly, for one Series “A” share, (ii) exchange all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents, (iii) meet any conditions for its accession as determined by the Shareholders’ General Meeting, and (iv) deposit its instrument of adhesion with the Ministry of Foreign Affairs of the Bolivarian Republic of Venezuela. The country is deemed to have become a full member country of CAF 30 days after the Shareholders’ General Meeting determines that the conditions for its adhesion have been complied with, including the depositing of the instrument of adhesion. As of the date of this prospectus, Argentina, Brazil, Panama, Paraguay, Trinidad and Tobago and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Note: All figures as of December 31, 2019, that refer to “full member shareholder countries” include only the Republic of Argentina, the Plurinational State of Bolivia, the Republics of Colombia, Ecuador, Panama, Paraguay, Peru, and Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela. All figures as of December 31, 2019 that refer to “associated shareholder countries” encompass all other shareholder countries. References to “shareholder countries” include both the full member shareholder countries and the associated shareholder countries.

Paid-in Capital and Unpaid Capital

At December 31, 2019, our subscribed paid-in and unpaid capital (excluding callable capital) was USD 6.5 billion, of which USD 5.4 billion was paid-in capital and USD 1.1 billion was unpaid capital. The unpaid capital is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each Series “B” and Series “C” share purchased and the nominal USD 5,000 per share value established by our by-laws. The premium component of valor patrimonial is determined at the beginning of each subscription and applies to all payments under that subscription.

Information regarding recent capital subscriptions and annual capital contributions made by shareholder countries as of December 31, 2019 is as follows:

Argentina

In March 2016, Argentina subscribed to an additional USD 572.0 million in Series “B” shares to be paid in seven installments, of which it paid USD 41.7 million in 2017, USD 88.4 million in 2018 and USD 88.4 million in 2019.

Bolivia

In 2009, Bolivia subscribed to an additional USD 105.0 million in Series “B” shares, to be paid in eight installments. The final installment was paid in 2017.

In March 2016, Bolivia subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017, USD 34.6 million in 2018 and USD 34.6 million in 2019.

Brazil

In 2009, Brazil subscribed to an additional USD 190.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In July 2017, Brazil subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 20.1 million in 2018. As of December 31, 2019, USD 45.0 million to be paid under the agreement are past due.

Colombia

In June 2012, Colombia subscribed to an additional USD 210.0 million in Series “B” shares to be paid in three installments. The final installment was paid in 2018.

In August 2012, Colombia subscribed to an additional USD 228.6 million in Series “B” shares to be paid in six installments. The final installment was paid in 2017.

In July 2016, Colombia subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 5.0 million in 2017, USD 5.0 million in 2018 and USD 93.7 million in 2019.

Costa Rica

In September 2019, Costa Rica subscribed USD 110.0 million in Series “C” shares, which it paid in full in 2019.

Dominican Republic

In 2009, the Dominican Republic subscribed to an additional USD 17.0 million in Series “C” shares. The final installment was paid in 2017.

In February 2016, the Dominican Republic subscribed to an additional USD 50.0 million in Series “C” shares, to be paid in four installments, of which it paid USD 12.5 million in 2017, USD 12.5 million in 2018 and USD 12.5 million in 2019.

Ecuador

In 2009, Ecuador subscribed to an additional USD 105.0 million in Series “B” shares to be paid in eight installments. The final installment was paid in 2017.

In June 2016, Ecuador subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017, USD 34.6 million in 2018 and USD 34.6 million in 2019.

Mexico

In February 2017, Mexico subscribed to an additional USD 51.3 million in Series “C” shares, which it paid in full in 2017.

Panama

In 2009, Panama subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In February 2012, Panama subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in five installments. The final installment was paid in 2017.

In February 2016, Panama subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments beginning in 2017, of which it paid USD 17.2 million in 2017, USD 34.6 million in 2018 and USD 34.6 million in 2019.

Paraguay

In 2009, Paraguay subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven installments. The final installment was paid in 2017.

In May 2012, Paraguay subscribed to an additional USD 91.5 million in Series “B” shares, to be paid in five installments. The final installment was paid in 2017.

In March 2016, Paraguay subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017, USD 34.6 million in 2018 and USD 34.6 million in 2019.

Peru

In March 2016, Peru subscribed to an additional USD 572.0 million in Series “B” shares, to be paid in eight installments, of which it paid USD 35.0 million in 2017, USD 76.7 million in 2018 and USD 76.7 million in 2019.

Portugal

In 2017, Portugal subscribed to USD 6.4 million in Series “C” shares to be paid in three equal installments. The final installment was paid in 2019

Spain

In 2017, Spain subscribed to an additional USD 173.2 million of paid-in capital to be paid in five installments, of which it paid USD 52.5 million in 2017, USD 36.8 million in 2018 and USD 31.5 million in 2019.

Trinidad and Tobago

In December 2018, Trinidad and Tobago subscribed to an additional USD 190.0 million of paid-in capital to be paid in eight installments, of which it paid USD 20.0 million in 2019.

Uruguay

In 2009, Uruguay subscribed to an additional USD 55.0 million in Series “C” shares to be paid in seven annual installments. The final installment was paid in 2017.

In March 2016, Uruguay subscribed to an additional USD 190.0 million in Series “B” shares, to be paid in six installments, of which it paid USD 17.2 million in 2017, USD 34.6 million in 2018 and USD 34.6 million in 2019.

Venezuela

In 2009, Venezuela subscribed to an additional USD 380.0 million in Series “B” shares to be paid in eight installments. In December 2016, the agreement was amended to provide for payment in nine installments.

Venezuela has paid a total of USD 268.2 million as of September 30, 2017. In March 2018, the agreement was amended to provide for payment in three installments, with the final installment scheduled to be paid in 2020. As of December 31, 2019, USD 85.2 million to be paid under the agreement, as amended in March 2018, are past due.

In March 2016 and May 2016, Venezuela subscribed to an additional USD 572.0 million in Series “B” shares. In March 2018, the agreement was amended to provide for payment in eight installments, with the final installment scheduled to be paid in 2025. As of December 31, 2019, USD 33.0 million to be paid under the agreement are past due.

Please see “Recent Developments” on page 14 of this prospectus regarding the most recent changes to Venezuela’s Capital since December 31, 2019.

The following table sets out the nominal value of our subscribed paid-in capital and unpaid capital as of December 31, 2019:

Shareholders	Paid-in Capital	Unpaid Capital
	(in USD thousands)
Series “A” Shares:
Argentina	1,200	—
Bolivia	1,200	—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Trinidad y Tobago	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Argentina	533,145	124,475
Bolivia	287,460	36,510
Brazil	446,350	194,365
Colombia	917,105	164,900
Ecuador	289,065	36,510
Panama	164,625	36,510
Paraguay	162,225	36,510
Peru	949,100	135,075
Trinidad and Tobago	124,335	59,855
Uruguay	170,790	36,510
Venezuela	843,390	240,780
Commercial Banks	2,485	—
Series “C” Shares:
Barbados	17,610	—
Chile	27,705	—
Costa Rica	55,190	—
Dominican Republic	48,375	4,405.0
Jamaica	910	—
Mexico	76,835	—
Portugal	9,600	—
Spain	241,215	18,480.0

Total	5,380,715	1,124,885

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. The mandatory reserve is an accounting reserve. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical.

At December 31, 2019, our reserves totaled USD 3.1 billion. At such date, the mandatory reserve pursuant to Article N° 42 of the Constitutive Agreement amounted to USD 0.5 billion, or 6.4%, of subscribed capital and the general reserve amounted to USD 2.6 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling USD 1.6 billion at December 31, 2019. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources. For further information regarding subscribed callable capital, see Note 16 (“Stockholders’ Equity”) to our audited financial statements in this prospectus.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2019, 2018 and 2017 has been derived from our audited financial statements for those periods, which begin on page F-6 of this document. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The selected financial information should be read in conjunction with our audited financial statements and notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31,
	2019	2018	2017
	(in USD thousands, except ratios)
Statements of Comprehensive Income
Interest income	1,611,791	1,310,174	1,002,025
Interest expense	951,077	831,155	621,587

Net interest income	660,714	479,019	380,438
Provision for loan losses	52,395	13,192	69,902

Net interest income after provision for loan losses	608,319	465,827	310,536
Non-interest income	14,492	29,892	15,958
Non-interest expenses	162,730	184,816	162,332

Income before unrealized changes in fair value related to other financial instruments and Contributions to Stockholders’ Special Funds	460,081	310,903	164,162
Unrealized changes in fair value related to other financial instruments	(5,273)	504	4,301

Income before contributions to Stockholders’ Special Funds, net	454,808	311,407	168,463
Contributions to Stockholders’ Special Funds(1)	129,226	87,830	92,064
Net income	325,582	223,577	76,399
Other Comprehensive income: amortization of defined benefit pension items	—	—	1,563
Total comprehensive income	325,582	223,577	77,962

Balance Sheet Data (end of period)
Total assets	42,293,634	40,014,247	38,111,566
Total liabilities	29,496,906	28,150,847	26,989,830
Total stockholders’ equity	12,796,728	11,863,400	11,121,736

Total liabilities and stockholders’ equity	42,293,634	40,014,247	38,111,566

Loan Portfolio and Equity Investments
Loans before allowance for loan losses and loan commissions, net of origination cost	26,520,618	25,111,387	23,628,073
Allowance for loan losses	91,642	64,848	67,225
Equity investments	463,825	459,667	433,025
Selected Financial Ratios
Return on average total stockholders’ equity(2)	3.7%	2.7%	1.5%
Return on average paid-in capital(3)	8.7%	6.1%	3.4%
Return on average assets(4)	1.1%	0.8%	0.4%
Administrative expenses divided by average total assets	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.5%	0.5%	0.4%
Non-accrual loans as a percentage of loan portfolio	0.3%	0.5%	0.6%
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.3%	0.3%

(1)

In March 2014, at the Shareholders’s Meeting the shareholders agreed, effective 2015, to approve each year the maximum amount that management is authorized to contribute to Shareholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. For more information see Note 24 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.
(2)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’ Special Funds divided by annual average total shareholderss’ equity. Annual average total shareholderss’equity is computed as the arithmetic average of total shareholderss’equity as of the beginning and the end of each period.

(3)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’ Special Funds divided by annual average subscribed and paid-in capital. Annual average subscribed and paid-in capital is computed as the arithmetic average of subscribed and paid-in capital as of the beginning and the end of each period.

(4)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’Special Funds divided by annual average total assets. Annual average total assets is computed as the arithmetic average of total assets as of the beginning and the end of each period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-6 of this prospectus.

Market Overview and Portfolio Trends

In recent months, important global developments have occurred, including the (i) COVID-19 global pandemic, (ii) significant decline in oil prices due to the decrease in global demand and oversupply from oil producing countries and (iii) low growth and increasing inflation in Latin America. The forthcoming replacement of the London Interbank offered rates (LIBOR) with one or more new reference rates by 2022 is another development that CAF is monitoring carefully and analyzing for potential impacts on its business.

Impact of COVID-19 and Oil Price Declines

Although there exists considerable uncertainty regarding the overall negative effects of the COVID-19 pandemic on the economies of countries in Latin America, it is clear that the impact will be profound. On April 16, 2020, for example, the IMF forecast a contraction in 2020 of 5.2% for the economy of Latin America. The collapse of the tourism industry will adversely affect in particular the economies of some member countries in Central America, while the steep decline in oil prices, which have reached levels not seen since 2003, will further complicate the fiscal situation in member countries for which oil exports are an important revenue source. The macroeconomic situation remains very fluid and is being monitored very closely to assess the potential implications for CAF’s business.

We have seen an increase in demand for loans from our shareholder countries, which may result in the corresponding increase in our funding program. In that regard, in March of this year we approved two emergency credit lines aggregating up to USD 2.8 billion available to CAF shareholder countries that qualify. The emergency credit lines are aimed at enhancing a prompt and appropriate response in shareholder countries aimed at mitigating the adverse consequences from the pandemic.

Since the COVID-19 outbreak, there has also been extreme volatility in global capital markets which may have a medium-term negative impact on the mark-to-market value of the investment assets of CAF´s liquidity portfolio as well as CAF’s equity investments which are primarily investments in funds of funds. The negative impact on CAF’s portfolio of debt investments should be mitigated to some extent by the relatively short average duration of that portfolio, which is 6 months as of December 31, 2019. The carrying value of the equity portfolio at December 31, 2019 was $463.8 million.

The developments mentioned above have resulted in a downward adjustment of the external risk rating of some of our sovereign borrowers and could result in further reductions. In recent weeks, rating agencies have downgraded the following shareholder countries: Argentina to SD by Standard & Poor’s, C by Fitch and Ca by Moody’s; Colombia to BBB- by Standard & Poor’s and BBB- by Fitch; Ecuador to Caa3 by Moody’s, SD by Standard & Poor’s and C by Fitch; and Mexico to Baa1 by Moody’s, BBB by Standard & Poor’s and BBB- by Fitch. Downgrades in external ratings will result in a corresponding increase in CAF’s allowance for loan losses particularly for non-sovereign loans, according to the new methodology ASU 2016-13, Financial Instruments – Credit Losses. In addition to the impact of decreased country ratings, certain loans in the private sector loan portfolio may require additional loan provisions as a result of issues specific to those loans.

Recently, Ecuador and Argentina have expressed their intentions to either restructure or delay payments on some of their sovereign external debt, specifically bonds that they have issued in the international capital markets. Those announcements did not pertain to sovereign loans from CAF, however. We maintain a constant dialogue with our members countries, and based on that do not expect to experience delays in payment on or restructuring of our sovereign loans to member countries given our de-facto preferred creditor status and the importance of our role as a multilateral development bank in the current economic situation. In the past, some of our shareholder countries have restructured their sovereign debt obligations; however, we have never had to declare an event of default with respect to such countries’ debt obligations to CAF. For more information on our status, immunities and privileges please see “Legal Status of CAF”

Both 2019 and 2018 were characterized by growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional paid-in capital contributions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. These two main drivers have led our loan portfolio to grow 5.5% in 2019 and 6.3% in 2018.

As of December 31, 2019, our loan portfolio was distributed by country as follows: Ecuador — 14.1%, Venezuela — 13.8%, Argentina — 14.1%, Colombia — 10.8%, Bolivia — 10.2%, Peru — 7.5%, Brazil — 8.4%, Panama — 7.7%, Uruguay — 3.6%, Paraguay — 1.9%, Mexico 1.9%, Chile — 1.8%, Trinidad & Tobago — 3.0%, Dominican Republic — 0.7%, Costa Rica 0.3%, and Barbados — 0.3%.

LIBOR Replacement

The replacement of the LIBOR rates with a new reference rate or rates can be considered an industry risk due the implications it has on the assets as well as the liabilities of financial institutions. In that regard, CAF has been closely following the recent developments and announcements from groups and organizations that are most closely involved with the phasing out of the LIBOR rate that affect the loan and derivatives markets, including the International Swaps and Derivatives Association (ISDA). In addition, CAF has established an interdepartmental task force that is in charge of preparing the institution for the change in reference rate including measures such as the incorporation of fallback provisions on loans in order to mitigate any possible impact the replacement of the LIBOR rate may have.

Recent Developments Relating to Sanctions

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) administers sanctions in respect of the Government of Venezuela and , with limited exceptions, persons acting for or on behalf of the Government of Venezuela. CAF is not a U.S. Person and has not been sanctioned; however, the following discussion of the current sanctions administered by OFAC is included because Venezuela is a member country and minority shareholder of CAF.

With regard to any individual or entity who has been added to OFAC’s list of Specially Designated Nationals and Blocked Persons (“SDN List”) under Venezuela-related sanction, U.S. persons may not make to such listed persons, or receive from such listed persons, any contribution or provision of funds, goods or services. The OFAC-administered sanctions also prohibit, with certain limited exceptions, (a) transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and (b) direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less). For purposes of these sanctions, certain amendments to outstanding debt of the Government of Venezuela, such as an extension of the maturity date, could be considered a “new debt” or other prohibited extension of credit. Unless otherwise specified in the accompanying prospectus supplement, CAF will use the net proceeds of the sale of the securities to fund its lending operations. CAF will not earmark the proceeds of particular issuances of debt securities offered hereby to fund specific loan commitments or purchase specific investments. Accordingly, CAF believes that purchasers of the debt securities offered hereby will not acquire a direct or indirect interest in our loans to Venezuela, or any other specific assets of CAF, for purposes of the OFAC sanctions.

Although Venezuela is a member country and minority shareholder of CAF and two Venezuelan nationals serve as directors for Venezuela on the Board of Directors of CAF, neither the Government of Venezuela nor any member of the Board of Directors (whether or not a Venezuelan national) exercises control over CAF, has any operational or management role in CAF, or has any authority to negotiate on behalf of CAF or make binding commitments on behalf of CAF.

Although we generally are not required to comply with the OFAC sanctions outlined above because we are not a U.S. person and do not operate in or from the United States, we also transact in the ordinary course with various commercial counterparties in the United States that are required to comply with the sanctions. Some of these U.S. counterparties may serve as correspondent banks or as other intermediaries with involvement in funds flows in respect of our loan operations, including our loans to the Government of Venezuela. In addition, U.S. persons may purchase our debt securities. We will continue to monitor OFAC sanctions and restrictions thereunder as applied to U.S. persons insofar as such sanctions and restrictions may have an effect on our business and operations.

The OFAC sanctions on Venezuela, and any additional sanctions that may be imposed in the future, could make it more difficult for Venezuela to service or renegotiate its outstanding debt, including its outstanding loans from CAF.

In light of the November 2017 downgrade in Venezuela’s long-term foreign ratings by Standard & Poor’s and Fitch, to selective default (“SD”) from CC and to restricted default (“RD”) from C, respectively, provisions for loan losses with respect to loans made to Venezuela were USD 27.7 million as of December 31, 2019 from the USD 28.3 million reported in December 2018.

On December 29, 2017, we granted to the Central Bank of Venezuela a credit facility in a total amount of USD 400 million. As of September 30, 2018, the credit facility was disbursed in full.

On December 14, 2018, we granted to the Central Bank of Venezuela a credit facility in a total amount of USD 500 million. As of December 31, 2019 the credit facility was disbursed in full.

On January 10, 2019, President Nicolas Maduro was sworn in for his second term as President of Venezuela following the election held in May 2018. The National Assembly of Venezuela stated that the results of the May 2018 election were invalid and declared Juan Guaidó as Acting President of Venezuela, a declaration that the Supreme Tribunal of Justice in Venezuela declared unconstitutional. On January 23, 2019, the U.S. government recognized Mr. Guaidó as Acting President of Venezuela. On January 25, 2019, President Trump signed an Executive Order amending prior economic sanctions targeting the Maduro government, and on January 28, 2019, Petroleos de Venezuela S.A. (“PDVSA”) and certain of its affiliates were designated under Executive Order 13850 and added to the SDN List. U.S. Secretary of State Pompeo has also certified the authority of Mr. Guaidó to receive and control certain property in accounts of the Government of Venezuela or Central Bank of Venezuela held by the Federal Reserve Bank of New York or any other U.S. insured banks, in accordance with Section 25B of the U.S. Federal Reserve Act. Since January 23, 2019, a number of other countries, including some countries that are CAF shareholders and a number of countries in the European Union, have recognized Mr. Guaidó as Acting President of Venezuela. CAF is evaluating the potential impact of these developments on its business and operations. CAF does not have direct lending relationships with PDVSA or its subsidiaries. The sanctions on PDVSA and its affiliates, however, have adversely affected the ability of the Maduro government to receive payment for PDVSA’s production and sale of oil and related products and therefore adversely affect macroeconomic conditions in Venezuela and Venezuela’s ability to service its outstanding debt, including its outstanding loans from CAF.

On March 22, 2019, OFAC designated the Economic and Social Development Bank of Venezuela (“BANDES”) for operating in the financial sector of the Venezuelan economy and added it to OFAC’s SDN List. As a result of that designation, all property and interests in property of BANDES, including any entity that is owned, directly or indirectly, 50 percent or more by BANDES, that are located in the United States or in the possession or control of U.S. persons, are blocked and must be reported to OFAC. BANDES is a “B” shareholder of CAF and holds approximately 8 percent of our equity. The designation of BANDES therefore does not extend to CAF. Moreover, CAF is not a U.S. person and, therefore, the current sanctions regulations do not prevent CAF from engaging in transactions or dealings with BANDES that occur outside of U.S. jurisdiction. CAF continues to maintain a control framework aimed at verifying its counterparties against OFAC’s SDN List and other applicable sanctions lists.

On April 17, 2019, OFAC designated the Central Bank of Venezuela for operating in the financial sector of the Venezuelan economy and added it to the SDN List. At the same time, OFAC issued General License (GL) 20, which authorizes certain transactions and activities that are for the official business of certain international organizations, including CAF. GL 20 authorizes CAF to conduct transactions and activities involving the Central Bank of Venezuela to the extent they are subject to U.S. jurisdiction and are for our official business, to the same extent as was permitted prior to the designation of the Central Bank of Venezuela and the issuance of GL 20. Accordingly, the designation of the Central Bank of Venezuela has not had a material impact on CAF or its relationship with the Central Bank of Venezuela.

On August 5, 2019, President Donald Trump signed Executive Order 13884, which blocks all property and interests in property of the Government of Venezuela that are in or come within the United States or the possession or control of a U.S. person. For purposes of the Executive Order, the term “Government of Venezuela” is defined to include, among others, any person who has acted or purported to act directly or indirectly for or on behalf of the Government of Venezuela or of any political subdivision, agency or instrumentality thereof, including the Central Bank of Venezuela. The CAF directors appointed by Venezuela as a Series A shareholder and by BANDES as a Series B Shareholder may be considered to fall within the definition of “Government of Venezuela” in the Executive Order. On August 6, 2019, OFAC issued GL 20A, authorizing official activities of certain international organizations, including CAF, involving the Government of Venezuela. On January 21, 2020, OFAC issued GL 20B, which clarified the range of international organizations covered by the general license. Accordingly, based on GLs 20A and 20B, CAF does not believe the issuance of Executive Order 13884 will have a material adverse effect on CAF.

On March 26, 2020, the U.S. Department of Justice announced that it had indicted President Nicolas Maduro and 14 other current and former Venezuelan officials on narco-terrorism, corruption, drug trafficking and other criminal charges. CAF does not believe that the indictment of these Venezuelan officials will have a material adverse impact on CAF.

Other Recent Developments

On March 31, 2020, CAF implemented the Support Program for the Liquidity Management in Exceptional Situations (the “Program”), as it was approved by CAF’s Shareholders Assembly on March 3, 2020. The Program allows CAF to repurchase the shares of a shareholder country that fulfills the requirements of the Program and apply the proceeds to that country’s debt service. Pursuant to the Program, CAF notified Venezuela that it met the necessary conditions and subsequently executed the first transaction by repurchasing a total of 18,290 shares totaling USD 259.7 million and applying that amount to repay due and overdue amounts of principal and interest. As a result of the Program, as of the date of this prospectus, Venezuela is current with its debt obligations with CAF.

On March 3, 2020, CAF’s Shareholder Assembly approved the modification of the Constitutive Agreement, specifically articles 23 and 24. This modification allows for the possibility of up to two additional directors to be placed on the board representing Series “C” shareholders, which currently elect two directors. In order for an additional director to be elected by the series “C” shareholders as a result of this change, the subscription and payment for new series “C” shares must represent an increase of 1.5% of CAF’s subscribed and paid-in capital equity in comparison with the total subscribed and paid-in capital at the end of the most recently completed fiscal year. As of the date of this prospectus, no such new subscriptions of series “C” shares have been received.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 2 (“Basis of Presentation and Significant Accounting Policies”) to our audited financial statements in this prospectus. Some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition.

Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, other important estimates related to the preparation of our financial statements are those related to revenue recognition and the valuation and classification at fair values of financial instruments. The fair values for some financial assets and liabilities recorded in our financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any asset or liability from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Statements of Comprehensive Income

Interest Income

2019, 2018 and 2017. For the year ended December 31, 2019, our interest income was USD 1,611.8 million, representing an increase of USD 301.6 million, or 23.0%, compared to interest income of USD 1,310.2 million for the year ended December 31, 2018. This increase resulted principally from an increase in the interest income generated by our loan and investment portfolios growth. Interest income for the year ended December 31, 2018 was USD 1,310.2 million, representing an increase of USD 308.1 million, or 30.8%, compared to interest income of USD 1,002.0 million for the year ended December 31, 2017. Such increase resulted primarily from the growth of our loan portfolio and higher average market interest rates during 2018.

Interest Expense

2019, 2018 and 2017. Interest expense for the year ended December 31, 2019 was USD 951.1 million, representing an increase of USD 119.9 million, or 14.4%, from our interest expense of USD 831.2 million for the year ended December 31, 2018. This increase resulted primarily from an increase in bond issuances due to a 5.6% growth in our loan portfolio during 2019. The average amount of our liabilities increased by 4.5% for the year ended December 31, 2019, compared with the average for the year ended December 31, 2018. For the year ended December 31, 2018 interest expense was USD 831.2 million, representing an increase of USD 209.6 million, or 33.7%, from our interest expense of USD 621.6 million for the year ended December 31, 2017. This increase resulted primarily from higher funding requirements related to the growth in the average levels of our loan portfolio in 2018 and the increase in average market interest rates described above. The average amount of our liabilities increased by 5.7% for the year ended December 31, 2018, compared with the average for the year ended December 31, 2017.

Net Interest Income

2019, 2018 and 2017. For the year ended December 31, 2019, our net interest income was USD 660.7 million, representing an increase of USD 181.7 million, or 37.9%, over net interest income of USD 479.0 million for the year ended December 31, 2018. This increase resulted from an increase in the loan portfolio which was partially offset by an increase in interest expense due to the rise in bond issuances. Our net interest income for the year ended December 31, 2018 was USD 479.0 million, representing an increase of USD 98.6 million, or 25.9%, over net interest income of USD 380.4 million for the year ended December 31, 2017. This increase resulted from an increase not only in the loan portfolio but also in interest rates and a reduction in the net borrowing spread on new issuances of debt securities, which were partially offset by an increase in interest expense due to higher levels of outstanding indebtedness. Our net interest income margin was 1.69% in 2019, compared to 1.36% in 2018 and 1.10% in 2017.

Provision for Loan Losses

The provisions in the periods described below reflect management’s estimates for both general and specific provisions. The general allowance for loan losses is estimated considering the credit risk exposure, probability of default and loss given default, which represents our anticipated loss in the event of a borrower default and which is based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period. The allowance for loan losses is maintained at a level CAF believes to be adequate to absorb losses inherent in the loan portfolio. In addition to a collective allowance covering the performing loan portfolio, we establish a specific allowance for loan losses for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that we will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. Loans whose terms are modified in a troubled debt restructuring, generally, already will have been identified as impaired. Our management individually evaluates the compliance of the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status. See Notes 1w, 2g. and 2h. to our audited financial statements for further information regarding allowance for loan loss calculations.

2019, 2018 and 2017. For the year ended December 31, 2019, we recorded a provision for loan losses of USD 52.4 million, representing an increase of USD 39.2 million, or 297.2%, compared with the provision for loan losses of USD 13.2 million for 2018. The total allowance for loan losses increased mainly due to the deterioration in credit ratings of some CAF’s shareholder countries. For the year ended December 31, 2018, we recorded a provision for loan losses of USD 13.2 million, representing a decrease of USD 56.7 million, or -81.1%, compared with the provision for loan losses of USD 69.9 million for 2017. This decrease was mainly due to a reduction in specific loan loss provisions and the amount of loans written off.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends arising from equity investments not accounted for using the equity method, CAF’s share of earnings or losses on equity investments accounted for using the equity method, other income and unrealized changes in fair value related to equity investment, net.

2019, 2018 and 2017. For the year ended December 31, 2019, our total non-interest income was USD 14.5 million, representing a decrease of USD 15.4 million, or -51.5%, from total non-interest income of USD 29.9 million for the previous year. This decrease was mainly due to lower unrealized increases in the fair value and lower dividends related to equity investments. For the year ended December 31, 2018, our total non-interest income was USD 29.9 million, representing an increase of USD 13.9 million, or 87.3%, from total non-interest income of USD 16.0 million for the year ended December 31, 2017. This increase was mainly due to an unrealized increase of USD13.7 million in the fair value related to equity investments.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, which represented 95.1% and 85.6% of total non-interest expenses for the years ended December 31, 2019 and December 31, 2018, respectively.

2019, 2018 and 2017. For the year ended December 31, 2019, our total non-interest expenses were USD 162.7 million, representing a decrease of USD 22.1 million, or -12.0%, over total non-interest expenses of USD 184.8 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in other expenses, specifically in impairment charges on equity investments in 2019 of USD 2.9 million, compared with impairment charges of $22.0 million in 2018. For the year ended December 31, 2018, our total non-interest expenses were USD 184.8 million, representing an increase of USD 22.5 million, or 13.9%, over total non-interest expenses of USD 162.3 million for the year ended December 31, 2017, due to the impacts of the prospective change in accounting policy that occurred in 2018.

For the year ended December 31, 2019, administrative expenses were USD 154.8 million, or 0.4% of our average total assets, representing a decrease of USD 3.5 million over administrative expenses of USD 158.3 million for the year ended December 31, 2018. For the year ended December 31, 2018, administrative expenses were USD 158.3 million, or 0.4% of our average total assets, representing an increase of USD 8.2 million over administrative expenses of USD 150.1 million for the year ended December 31, 2017. The increase resulted principally from the growth in our business.

As of December 31, 2017, equity investments in which our participation is less than 20% of the investee’s equity, and that have no readily determinable fair value, are measured at cost less impairment according to U.S. GAAP. During the year ended December 31, 2018, we prospectively adopted the policy of subsequent measurement for these investments in equity securities without readily determinable fair value, as follows: (i) Direct investments in equity securities of companies – These investments, which, do not have readily determinable fair value and do not qualify for the net asset value practical expedient to estimate fair value, are accounted for at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer and (ii) Equity investments in funds – These investments, which do not have readily determinable fair value, are carried at fair value using the net asset value practical expedient to estimate fair value. The dividends received from equity investments accounted for at fair value (2019 and 2018) and cost (2017) are recognized as income. Also, management is required to assess the value of these investments at least annually and determine whether any value impairment is temporary or other than temporary. In the case of 2017, impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of its analysis of these equity investments, we recognized impairment charges on our equity investments of USD 2.9 million in 2019, USD 22.0 million in 2018 and USD 11.0 million in 2017.

Net Income

2019, 2018 and 2017. In March 2014, the Shareholders’ Assembly agreed, effective 2015, to approve a maximum amount to be contributed to Shareholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. In 2019, we recognized USD 129.2 million as a contribution to Shareholders’ Special Funds, resulting in net income of USD 325.6 million, representing an increase of USD 102.0 million, or 45.6%, compared to net income of USD 223.6 million for 2018. This increase resulted primarily from an increase in our loan portfolio and an increase in the returns of our investment portfolio. In 2018, we recognized USD 87.8 million as a contribution to Shareholders’ Special Funds, resulting in net income of USD 223.6 million, representing an increase of USD 147.2 million, or 192.6%, compared to net income of USD 76.7 million for 2017. This increase resulted primarily from an increase in interest income as a result of higher average market rates that generated higher income in our loan portfolio and investment portfolio and a reduction in loan loss provisions in comparison with the previous corresponding period. For more information see Note 24 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

Income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds for the year ended December 31, 2019 was USD 460.1 million, representing an increase of USD 149.2 million, or 48.0%, compared to income before unrealized changes in fair value related to financial instruments and contributions to Shareholders’ Special Funds of USD 310.9 million for 2018. This increase is mainly due to the increase in interest income and a decrease in non-interest expenses. Net income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds for the year ended December 31, 2018 was USD 310.9 million, representing an increase of USD 146.7 million, or 89.4%, compared to income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds of USD 164.2 million for 2017. This increase is mainly due to the increase in non-interest income, increase in interest income and a decrease in loan loss provisions.

Balance Sheet

Assets

2019 and 2018. At December 31, 2019, our total assets were USD 42.3 billion, representing an increase of USD 2.3 billion, or 5.7%, over total assets of USD 40.0 billion at December 31, 2018. The increase in our total assets was principally due to the growth of our loan portfolio, which increased by USD 1.4 billion, and our liquid investment portfolio, which grew by $0.9 billion, in each case when compared with December 31, 2018 figures.

Liabilities

2019 and 2018. At December 31, 2019, our total liabilities were USD 29.5 billion, representing an increase of USD 1.3 billion, or 4.8%, over total liabilities of USD 28.2 billion at December 31, 2018. The increase in our total liabilities resulted principally from increased bond issuances.

Stockholders’ Equity

2019 and 2018. At December 31, 2019, our total stockholders’ equity was USD 12.8 billion, representing an increase of USD 933.3 million, or 7.9%, over total stockholders’ equity of USD 11.9 billion at December 31, 2018. The increase in our total stockholders’ equity resulted principally from the capital contributions paid by our stockholders of USD 607.7 million in 2019 and an increase in total reserves of USD 223.6 million.

Asset Quality

Overdue Loans

2019 and 2018. At December 31, 2019, the total principal amount of outstanding overdue loans was USD 129.1 million (not including non-accrual loans in overdue status), representing solely overdue amounts from sovereign loans to Venezuela. At December 31, 2019, Venezuela also had outstanding interest and penalty interest totaling approximately USD 53.9 million relating to the total loans, reaching a total overdue amount of principal and interest of USD 183.0 million. As of December 31, 2019, the total principal amount of outstanding loans to Venezuela was USD 3.7 billion.

At December 31, 2018, the total principal amount of outstanding overdue loans was USD 124.3 million (not including non-accrual loans in overdue status), representing solely overdue amounts from sovereign loans to Venezuela.

Impaired Loans and Non-accrual Loans

2019 and 2018. At December 31, 2019, the total principal amount of our impaired loans was USD 69.8 million, or 0.3% of the total loan portfolio and was related to private sector borrowers. We consider a loan to be impaired when it is in non-accrual status. At December 31, 2018, the total principal amount of our impaired loans was USD 112.7 million, or 0.45% of the total loan portfolio.

Restructured Loans

2019 and 2018. At December 31, 2019, the total principal amount of outstanding restructured loans was USD 0.0 million, or 0.0% of the total loan portfolio. At December 31, 2018, the total principal amount of outstanding restructured loans was USD 0.0 million, or 0.0% of the total loan portfolio. No restructured loans were written-off during 2019 or 2018.

Loan Write-offs and Recoveries

2019 and 2018. There were USD 38.0 million of loans written off in 2019, which related to private sector borrowers, and USD 22.0 million of loans written-off in 2018. During 2019 and 2018, we booked recoveries of USD 12.4 million and USD 6.4 million, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “— Balance Sheet” above for details regarding the distribution of our loans by country and “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by economic sector.

Liquidity

Our liquidity policy requires CAF to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under the policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(-)	Scheduled debt service

(-)	Committed disbursements

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

2019 and 2018. At December 31, 2019, our liquid assets consisted of USD 13.9 billion of cash, deposits with banks, marketable securities and other investments, of which 95.6% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 22.6% of our liquid assets were invested in time deposits in financial institutions, 23.2% in commercial paper, 15.3% in corporate and financial institution bonds, 16.2% in certificates of deposit, 13.9% in U.S. Treasury Notes and 8.8% in other instruments, including deposits in cash. At December 31, 2018, our liquid assets consisted of USD 13.0 billion of cash, deposits with banks, marketable securities and other investments, of which 91.5% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 25.0% of our liquid assets were invested in time deposits in financial institutions, 25.9% in commercial paper, 14.2% in corporate and financial institution bonds, 13.1% in certificates of deposit, 13.8% in U.S. Treasury Notes and 8.0% in other instruments, including deposits in cash.

As of December 31, 2019, our liquid assets were distributed by country as follows: United States — 28.8%, Japan — 9.3%, France — 8.5%, China — 6.4%, Australia — 4.2%, Canada — 1.6%, Switzerland — 3.0%, South Korea — 4.2%, Spain — 4.9%, Chile — 4.2%, Germany — 2.5%, Netherlands — 0.6%, United Arab Emirates — 2.0%, United Kingdom — 3.8%, Qatar — 2.0%, Ireland — 1.6%, Belgium — 0.9%, Supranationals — 4.7%, Kuwait — 1.0% and others — 5.7%.

Commitments and Contingencies

We enter into commitments and contingencies in the normal course of our business to facilitate our business and objectives. Commitments and contingencies include: (1) credit agreements subscribed and pending disbursements, (2) lines and letters of credit for foreign trade, (3) equity investment agreements subscribed and (4) partial credit guarantees. For further discussion of these arrangements, see Note 22 (“Commitments and Contingencies”) to our audited financial statements included in this prospectus.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding. Likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure.”

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within their markets, either directly or through financial intermediaries. See “Operations of CAF.”

OPERATIONS OF CAF

Our purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short-, medium- and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

We also provide lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following four departments, each headed by a Vice President:

•

Country Programmes, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public and private infrastructure projects and the analysis of public policies within the different development sectors;

•	Productive and Financial Sectors, which is responsible for our relationships with public and private sector corporations and financial institutions; and

•	Social Development, which is responsible for financings and investments in social areas and in micro, small and medium size enterprises.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial institution in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify CAF being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with CAF. Under such multi-sectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from CAF regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where we act as lender of record for the entire loan and sell non-recourse participations in the “B” portion of the loan to financial institutions. The “A” portion of the loan is made directly to the borrower by CAF. Under the “B” portion, financial institutions provide the funding and assume the credit risk; we do not provide funding under the “B” portion and, therefore, do not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on its cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to CAF.

At December 31, 2019, our total assets were USD 42.3 billion, of which USD 26.5 billion, or 62.7%, were disbursed and outstanding loans. At December 31, 2019, the “B” loan portion of our “A/B” loan transactions totaled USD 160.3 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. Our management expects further loan growth to be funded by additional borrowings from other financial institutions and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2019		2018	2017
	(in USD millions)
Public Sector	85.2%	22,594.9	21,571.1	20,201.0
Private Sector	14.8%	3,920.9	3,540.5	3,429.8

	100%	26,515.8	25,111.6	23,630.9

Fair value adjustments		4.8	(0.2)	(2.80)

		26,520.6	25,111.4	23,628.1

Geographic Distribution of Loans

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2019			2018			2017
	Public	Private	Total	Public	Private	Total	Public	Private	Total
	(in USD millions)
Argentina	3,655.8	87.5	3,743.3	3,476.6	101.1	3,577.7	3,113.7	94.0	3,207.7
Barbados	75.0	—	75.4	84.0	—	84.0	86.6	—	86.6
Bolivia	2,599.3	116.5	2,715.8	2,454.6	108.3	2,562.9	2,359.6	124.1	2,483.8
Brazil	1,509.0	719.6	2,228.6	1,457.9	236.6	1,694.5	1,646.3	470.1	2,116.4
Chile	45.0	427.9	472.9	—	425.0	425.0	70.0	235.0	305.0
Colombia	2,075.6	782.3	2,857.9	2,201.6	638.7	2,840.3	1,768.8	747.4	2,516.2
Costa Rica	73.7	8.0	81.7	78.8	10.0	88.8	77.9	12.0	89.9
Dominican Republic	154.4	20.3	174.7	180.4	26.1	206.5	202.3	49.4	251.8
Ecuador	3,600.3	127.3	3,727.5	3,411.2	175.6	3,586.8	3,245.7	191.9	3,437.6
Jamaica	—	—	—	—	—	—	—	—	—
Mexico	450.0	50.0	500.0	480.0	50.0	530.0	305.0	—	305.0
Panama	1,511.9	519.7	2,031.6	1,298.6	601.7	1,900.4	1,022.7	480.3	1,503.0
Paraguay	462.9	50.0	512.8	387.9	78.3	466.2	329.4	89.3	418.7
Peru	1,070.9	916.8	1,987.7	1,031.0	1,008.7	2,039.7	1,429.1	850.5	2,279.6
Spain	—	—	—	—	—	—	—	—	—
Trinidad & Tobago	788.9	—	788.9	600.0	—	600.0	300.0	—	300.0
Uruguay	850.1	94.9	945.5	914.5	80.2	994.7	958.4	85.8	1,044.2
Venezuela	3,671.8	—	3,671.8	3,514.1	—	3,514.1	3,285.5	—	3,285.5

	22,594.9	3,920.9	26,515.8	21,571.1	3,540.5	25,111.6	20,201.0	3,429.8	23,630.9

Fair value adjustments			4.8			(0.2)			(2.80)
Total			26,520.6			25,111.4			23,628.1

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies.” After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans and technical assistance grants approved and loans and technical assistance grants disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2019	2018	2017	2019	2018	2017
	(in USD millions)			(in USD millions)
Argentina	625.5	1,626.3	996.3	574.3	1,014.0	1,011.9
Bolivia	243.3	531.6	489.4	491.1	381.1	536.3
Brazil	1,590.8	1,475.6	1,253.0	1,130.0	620.9	2,535.7
Colombia	2,058.8	1,544.0	1,791.5	2,075.1	2,855.2	1,637.9
Ecuador	969.3	754.2	754.6	748.0	706.2	549.9
Mexico	950.4	655.6	1,006.9	771.9	585.4	475.4
Panama	597.7	693.9	649.6	430.4	498.0	265.5
Paraguay	710.3	476.1	496.7	117.9	117.2	151.8
Peru	2,191.1	2,551.4	2,306.1	1,361.2	1,613.9	1,687.8
Trinidad & Tobago	200.3	300.2	0	200.0	300.2	300.0
Uruguay	965.4	890.3	660.6	94.8	112.4	186.8
Venezuela	0.5	600.3	500.5	513.8	528.6	129.8
Others(2)	1,906.9	2,219.3	2,361.2	1,534.4	1,729.3	1,218.1

Total	13,010.5	13,663.3	12,259.4	10,043.0	10,477.1	10,211.5

(1)	Includes short-term loans in the amounts of USD 6,222.3 million, USD 6,546.2 million and USD 6,653.3 million and for the years ended December 31, 2019, 2018 and 2017, respectively.
(2)	Loans outside the full member shareholder countries for the years ended December 31, 2019, 2018 and 2017.

As of December 31, 2019, the increase (decrease) of our loan portfolio by country compared to the year ended December 31, 2018 was as follows: Argentina, 4.6%; Bolivia, 6.0%; Brazil, 31.5%; Colombia, 0.6%; Ecuador 3.9%; Panama 6.9%; Paraguay, 10.0%; Peru, -2.5%; Trinidad & Tobago, 31.5%; Uruguay, -5.0%; and Venezuela, 4.5%. The growth of the loan portfolio reflects loan approvals as a result of higher demand from shareholder countries and our increased share of infrastructure financings in the region. Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled USD 1,304.6 million in 2019, compared to loans to associated shareholder countries holding Series “C” shares totaling USD 1,334.3 million and USD 1,038.3 million in 2018 and 2017, respectively.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2019, our loan portfolio outstanding was distributed by country and industry as follows:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others (2)	Total by Sector	% of Total
	(in USD millions)
Transport, warehousing and communications	1,117.9	1,642.7	1,037.9	380.4	1,059.4	1,068.1	251.5	530.3	212.2	287.3	363.6	7,951.3	30.0%
Social and other infrastructure programs	1,219.2	277.9	49.9	1,326.4	1,683.0	349.3	58.6	336.8	0.3	1,273.2	773.1	7,347.6	27.7%
Electricity, gas and water supply	1,310.5	682.4	211.4	209.5	757.2	364.5	166.8	401.0	721.9	2,111.4	85.5	7,022.2	26.5%
Financial services - commercial banks	0.0	52.7	782.4	687.1	83.4	58.4	36.0	690.0	0.0	0.0	433.0	2,822.9	10.6%
Financial services - development banks (1)	0.0	47.2	35.6	250.5	88.1	0.0	0.0	29.5	0.0	0.0	640.4	1,091.2	4.1%
Agriculture, hunting and forestry	87.8	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	98.4	0.4%
Manufacturing industry	0.0	0.0	37.2	4.0	40.8	0.0	0.0	0.0	0.0	0.0	0.0	82.0	0.3%
Others	8.0	2.4	74.3	0.0	15.6	0.0	0.0	0.0	0.0	0.0	0.0	100.2	0.4%

Total	3,743.3	2,715.8	2,228.6	2,857.9	3,727.5	1,840.3	512.8	1,987.7	934.4	3,671.8	2,295.5	26,515.8	100.00%

(1)	Multi-sectoral credit lines to public sector development banks, private banks and other institutions.
(2)	This column includes loans outside the full member shareholder countries at December 31, 2019.

Maturity of Loans

At December 31, 2019, our outstanding loans were scheduled to mature as follows:

	2020	2021	2022	2023	2024	2025-2035
	(in USD millions)
Principal amount	6,222.3	2,576.0	2,583.2	2,457.5	2,443.4	10,233.4

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2019:

Borrower	Amount	As a Percentage of Total Loan Portfolio
	(in USD millions)
Argentine Republic	3,593.0	13.6%
Republic of Ecuador	3,051.5	11.5%
Bolivarian Republic of Venezuela	2,771.8	10.5%
Plurinational State of Bolivia	2,599.3	9.8%
Republic of Colombia	1,579.3	6.0%
Republic of Panama	1,511.9	5.7%
Republic of Peru	1,057.1	4.0%
Central Bank of Venezuela	900.0	3.4%
Republic of Trinidad and Tobago	788.9	3.0%
State of Rio de Janeiro	377.7	1.4%

	18,230.4	68.7%

Selected Projects

Set out below are examples of projects approved by CAF during 2019 and the respective loan approval amounts. The selected projects represent a mix of our loan portfolio in the different sectors and activities in which we participate, including both public and private sector projects. They have been selected based on the relevance to each full member shareholder country and are representative of our lending activities in each such country.

Argentina

Argentine Republic/Federal Infrastructure Regional Program— USD 300.0 million loan to improve connectivity, tourism, energy and water resources infrastructure.

Bolivia

Plurinational State of Bolivia/ Implementation project of the BRT System in Santa Cruz de la Sierra, Phase I — USD 37.0 million loan for a mass transportation bus system.

Brazil

Sao Paulo State/Sao Paulo Metro; Line 17, first section of monorail system — USD 76.0 million loan for an urban transport project, specifically line 17 of the Metro of Sao Paulo.

Colombia

Republic of Colombia/ Emergency Care Program for population in vulnerable conditions — USD 500.0 million loan to support Colombian government efforts in response to an increase in migration flows in the country.

Ecuador

Republic of Ecuador/Support Program of Ecuador’s Urban Agenda and Habitat Policy — USD 203.0 million loan supporting Ecuador’s Urban Agenda and Habitat Policy that is in line with CAF’s Cities with a Future Program.

Panama

Republic of Panama/Strengthening program of the development policies of air transportation and urban mobility subsectors — USD 300.0 million loan to provide technical tools to making decisions that enhance the impact of investments and prioritize future actions in these Panama’s air transportation and urban mobility sectors.

Paraguay

Republic of Paraguay/Construction of President Franco - Foz de Iguazú International bridge access point — USD 212.0 million loan for the construction of an access point of the second bridge that will unite Brazil and Paraguay.

Peru

Sociedad Concesionaria Autopista/Number 4 Network Road Project— USD 50.0 million loan for the construction, operation and maintenance of 358 kilometres of road highway between Pativilca and Trujillo.

Trinidad and Tobago

Republic of Trinidad and Tobago/Broad sector program for the construction, rehabilitation and maintenance of road network — USD 200.0 million to increase the development of the national road infrastructure and investment in the transportation sector.

Uruguay

Oriental Republic of Uruguay/Construction of the dam near the Casupa stream on the Santa Lucia river basin — USD 80.0 million loan for the construction of a dam near the Casupa stream that will guarantee water sustainability till 2045.

Other Activities

Treasury Operations

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2019, our liquid assets amounted to USD 13.9 billion of which 22.6% were invested in time deposits in financial institutions, 23.2% in commercial paper, 15.3% in corporate and financial institution bonds, 16.2% in certificates of deposit, 13.9% in U.S. Treasury Notes and 8.8% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’ equity. At December 31, 2019, the carrying value of our equity investments totalled USD 463.8 million, representing 3.6% of our shareholders’ equity. At December 31, 2019, 78.4% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our total equity. The amount of credit guarantees outstanding was USD 150.1 million at December 31, 2019. Those credit guarantees represent 1.2% of our total equity and include guarantees issued for a public sector project in Bolivia, a public sector project in Peru and for several private sector companies that are operating in Argentina, Brazil, Mexico, Peru, Uruguay and Spain.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects, and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2019, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled USD 483.3 million at December 31, 2019. We have no residual interest in the net assets of the special funds.

Each year, the Stockholders’ Assembly of CAF approves a maximum amount to be contributed to Stockholders’ Special Funds during the fiscal year, which contributions are recognized as expenses.

In 2019, the Stockholders’ Assembly approved the contribution of up to a maximum amount of USD 130 million to some Stockholders’ Special Funds. Management was authorized to contribute to Stockholders’ Special Funds during the fiscal year 2019 and to recognize these contributions as expenses. The amount approved by the Stockholders’ Assembly in 2018 was USD 92.0 million. In 2019 and 2018, such contributions to these funds were USD 129.2 million and USD 87.8 million, respectively, and expensed as previously described. In 2017, the amount approved by the Stockholders’ Assembly was USD 92.1 million, such contribution to these funds was USD 92.1 million and expensed as previously described. These funds are not part of our accounts.

At December 31, 2019, the principal funds were the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprise, the Technical Cooperation Fund and the Human Development Fund.

Technical Cooperation Fund

At December 31, 2019, the Technical Cooperation Fund had a balance of USD 69.1 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than USD 100,000 each to facilitate the implementation of those projects.

Human Development Fund

At December 31, 2019, the Human Development Fund had a balance of USD 7.8 million. This fund is devoted to assisting projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2019, the Compensatory Financing Fund had a balance of USD 284.2 million. This fund was created to provide interest rate compensation of certain loans granted by us when a project providing social or developmental benefits is otherwise unable to sustain market interest rates. For more information, see Note 23 (“Special Funds and Other Funds Under Management”) to our audited financial statements in this prospectus.

Fund for the Development of Small and Medium Enterprises

At December 31, 2019, the Fund for the Development of Small and Medium Enterprises had a balance of USD 64.5 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. Our actual ratio on December 31, 2019 was 2.1 times stockholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to USD 75.0 million for sovereign credits, (b) loans of up to USD 50.0 million for private credits, (c) investments of up to USD 25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the U.S. Treasury or the Bank for International Settlements, in which case our investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (e) technical cooperation credits of up to USD 1.0 million. The Executive Committee of our Board of Directors or the Board of Directors itself may approve (a) loans of up to USD 150.0 million for sovereign credits, (b) loans of up to USD 80.0 million for private credits, (c) investments of up to USD 50.0 million for equity investments, (d) investments of up to 2.5% of the total liquid assets for any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 10% of the issuer’s total liquid assets, or (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 12% of the issuer’s total liquid assets), and (e) technical cooperation credits of up to USD 2.0 million. Loans and investments in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of our total loan portfolio.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. Notwithstanding the above, the aggregate total of outstanding loans in all such countries may not exceed 15% of our total loan portfolio.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium- and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2019, there were USD 129.1 million of loans overdue and USD 69.8 million of loans in non-accrual status. At December 31, 2018, there were USD 124.3 million of loans overdue and USD 112.7 million of loans in non-accrual status. For the years ended December 31, 2019 and 2018, there were USD 28.0 million and USD 39.5 million, respectively, of overdue interest or other charges in respect of non-accrual status loans excluded from net income.

For the year ended December 31, 2019, there were USD 38.0 million of loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, we have never had to declare an event of default with respect to such countries’ debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period.

	At December 31,
	2019	2018	2017
	(in USD millions)
Total loan portfolio	26,520.6	25,111.4	23,628.1
Overdue loan principal	129.1	124.3	94.2
Loans in non-accrual status	69.8	112.7	138.7
Loans written off during period	38.0	22.0	69.5
Allowance for loan losses	91.6	64.8	67.2
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.49%	0.49%	0.40%
Non-accrual loans as a percentage of loan portfolio	0.26%	0.45%	0.59%
Allowance for loan losses as a percentage of loan portfolio	0.35%	0.26%	0.28%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below, was as follows:

	At December 31,
	2019	2018	2017
	(in USD millions)
Within the shareholder countries:
Deposits	2,079.0	3,210.5	2,950.1
Borrowings from other financial institutions	324.5	22.9	33.3
Bonds	733.1	660.1	286.9

	3,450.5	3,893.6	3,270.3
Outside the shareholder countries:
Deposits	593.9	—	—
Commercial paper	908.1	641.3	1,770.7
Borrowings from other financial institutions	1,058.6	1,266.6	1,376.8
Bonds	22,658.2	21,586.7	19,494.2

	24,904.9	23,494.6	22,641.7
Variation effect between spot and original FX rate	(950.3)	(878.7)	(486.2)

Fair value adjustments on hedging activities	742.4	191.0	454.9

Origination costs	(14.8)	(19.2)	(24.0)

Total	28,132.7	26,756.2	25,856.7

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2019	2018	2017
	(in USD millions)
Term deposits:
Up to 1 year	2,672.9	3,210.5	2,950.1
Commercial paper:
Up to 1 year	908.1	641.3	1,770.7
Borrowings from other financial institutions:
Up to 1 year	406.2	181.5	507.6
Between 1 and 3 years	352.8	547.6	324.7
Between 3 and 5 years	274.1	252.6	257.8
More than 5 years	350.0	307.8	320.0

	1,383.1	1,289.5	1,410.1
Bonds:
Up to 1 year	3,900.9	2,291.6	2,311.2
Between 1 and 3 years	7,073.5	7,061.4	5,262.3
Between 3 and 5 years	4,859.4	5,888.7	5,329.9
More than 5 years	7,557.3	7,080.1	6,877.6

	23,391.2	22,321.8	19,781.0
Totals:
Up to 1 year	7,888.1	6,324.9	7,539.6
Between 1 and 3 years	7,426.3	7,609.0	5,587.0
Between 3 and 5 years	5,133.5	6,141.3	5,587.7
More than 5 years	7,907.3	7,387.9	7,197.6

	28,355.2	27,463.1	25,911.9
Variation effect between spot and original FX rate	(950.3)	(878.7)	(486.2)
Fair value adjustments on hedging activities	742.4	191.0	454.9
Originating costs	(14.8)	(19.2)	(24.0)

Total	28,132.7	26,756.2	25,856.7

Our financial liabilities are primarily U.S. dollar-based: 49.1% of our total financial liabilities, or 99.8% of financial liabilities after swaps, were denominated in U.S. dollars at December 31, 2019. The principal amount of non-U.S. dollar financial liabilities outstanding at December 31, 2019 included 8,724.6 million Euros, 235.2 million Yen, 2,465.6 million Swiss Francs, 287.6 million Colombian Pesos, 757.3 million Hong Kong Dollars, 306.3 million Mexican Pesos, 76.9 million Peruvian Nuevos Soles, 622.5 million Norwegian Kroner, 64.5 million Turkish Lira, 37.8 million South African Rand, 1,049.6 million Australian Dollars, 68.7 million Brazilian Real, 75.0 million Indonesian Rupee, 31.9 million Indian Rupee, 106.8 million Uruguayan Peso and 30.4 million Canadian dollars; all of these non-U.S. dollar financial liabilities are swapped or otherwise hedged into U.S. dollars.

DEBT RECORD

We have never had an event of default declared with respect to the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. At December 31, 2019, 99.4% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, LIBOR floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral), at the time of entering into the swap agreement. At December 31, 2019, we were party to swap agreements with an aggregate notional amount of USD 23.8 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2019, the weighted average life of our financial assets was 3.7 years and the weighted average life of our financial liabilities was 4.3 years. Based on our asset and liability structure at December 31, 2019, we have a positive cumulative gap over a 10-year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2019, 99.9% of our assets and 49.1% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Hong Kong Dollar, Australian Dollar, Norwegian kroner, Turkish lire, South African rand and Swiss Francs, which liabilities were swapped. After swaps, 99.8% of our liabilities were denominated in U.S. dollars as of December 31, 2019. Generally, funding that is contracted in currencies other than the US dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See Note 18 (“Derivative Financial Instruments and Hedging Activities”) to our audited financial statements in this prospectus.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1) considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2) constitutes special funds for particular purposes;

(3) elects the Board of Directors according to the Constitutive Agreement;

(4) appoints external auditors;

(5) determines compensation for the Board of Directors and the external auditors; and

(6) may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1) increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2) dissolve CAF;

(3) change the headquarters of CAF when the Board of Directors so proposes; and

(4) consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 19 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1) establishing and directing our credit and economic policies;

(2) approving our budget;

(3) approving our borrowing limits;

(4) approving credits granted by us in excess of a specified limit;

(5) establishing or modifying internal regulations; and

(6) appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

As of the date of this prospectus, the Directors (and their Alternates) representing Series “A” shareholders are:

Argentina	Gustavo Béliz (Christian Asinelli)	Secretary of Strategic Affairs (Under Secretary of International Financial Relations from the Ministry of Economics and Public Finance)
Bolivia	Carlos Díaz Villavicencio (Gonzalo Quiroga Soria)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Marcos Prado Troyjo (Erivaldo Alfredo Torres)	Vice-Minister of Foreign Trade and International Affairs – Ministry of Economy (Secretary of International Economic Affairs – Ministry of Economy)
Colombia	Alberto Carrasquilha (Jose Manuel Restrepo)	Minister of Finance and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	Juan Carlos Jácome (Pablo Patiño)	President of the Board of Directors of Corporación Financiera Nacional (General Manager of Corporación Financiera Nacional)
Panama	Hector Alexander (Javier Carrizo)	Minister of Economics and Finance (General Manager of Banco Nacional de Panama)
Paraguay	Benigno Lopez (Humberto Colmán)	Minister of Finance (Vice Minister of Economy)
Peru	María Antonieta Alva (José Carlos Chavéz)	Minister of Economy and Finance (Vice Minister of Finance)
Trinidad and Tobago	Colm Imbert (Alvin Hilaire)	Minister of Finance (Governor of the Central Bank of Trinidad and Tobago)
Uruguay	Azucena Arbeleche (Diego Labat)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Oswaldo Perez Cuevas	Vice Minister of Finance and Public Budget
	(Abraham Landaeta)	(Executive Director of Fund Development Banco de Desarrollo Económico y Social de Venezuela (BANDES))

As of the date of this prospectus, the Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	José Luis Parada	Minister of Economy and Public Finance
	(Carlos Schlink Ruiz)	(Vice Minister of Treasury and Public Credit)
Colombia	Juan José Echavarría Soto	General Manager of Banco de la República
	(Luis Alberto Rodriguez)	(Director of the National Planning Department)
Ecuador	Richard Martinez	Minister of Economy and Finance
	(Verónica Elizabeth Artola)	(General Manager of the Central Bank of Ecuador)
Peru	Carlos Linares	President of the Board of Directors of Corporación Financiera de Desarrollo (COFIDE)
	(Mario Arróspide)	(Vice Minister of Economy)
Venezuela	Xabier León	Executive Vice President of Banco de Desarrollo Económico y Social of Venezuela — BANDES
	(Agustin León)	(Executive Manager of International Financial Banco de Desarrollo Económico y Social of Venezuela — BANDES)
Private Financial Institutions	Angelo Caputi (Martín Naranjo)	Executive President Banco de Guayaquil (President Association of Banks of Perú)

As of the date of this prospectus, the directors representing the Series “C” shareholders are Nadia Calviño, Minister of Economy and Enterprise for Spain and Arturo Herrera Gutiérrez, Secretary of Finance and Public Credit for Mexico. Their alternates are Donald Guerrero Ortiz, Minister of Finance for the Dominican Republic, and Pablo Terrazas, the Executive Vice President of Corporación de Fomento de la Producción (“CORFO”) for Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Richard Martinez is the current Chairman until March 31, 2021.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and our Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

In December 2016, Luis Carranza Ugarte was elected Executive President of CAF for the next five-year period (April 2017 to March 2022). Previously, the Executive President was L. Enrique Garcia, who led the Institution for more than 25 years (December 1991 to March 2017). Mr. Carranza is a renowned Peruvian economist who served as the Minister of Economy and Finance in his country on two occasions. He also worked at the International Monetary Fund and was chief economist for Latin America and Emerging Markets for BBVA in Spain, among other positions. Prior to becoming the Executive President of CAF, he was the director of the Center of Competitiveness for Development of the San Martín de Porres University.

Officers

As of the date of this prospectus, the Executive Officers of CAF are:

Luis Carranza Ugarte	Executive President and Chief Executive Officer
Renny Lopez	Acting Executive Vice President
Juan Bernardo Requena	Acting Vice President of Country Programs
Antonio Pinheiro Silveira	Vice President of Infrastructure
Jorge Arbache	Vice President of Private Sector
Gabriel Felpeto	Vice President of Finance and Chief Financial Officer
Julian Suarez	Vice President of Social Development
Elvira Lupo	Vice President of Administration
Pablo Sanguinetti	Vice President of Knowledge
Renny Lopez	Vice President of Risks
Octavio Rosselli	General Counsel
Javier Arrieta	Controller

Employees

At December 31, 2019, we employed 661 professionals and 88 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Productive and Financial Sectors, Vice President of Social Development, Vice President of Administration, Vice President of Knowledge and Vice President of Risks are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers the relationship with our employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We have not independently verified this information.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.2 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Trinidad & Tobago	Uruguay	Venezuela
Population (in millions)[1]
2018	44.5	11.4	209.5	49.6	17.1	4.2	7.0	32.0	1.4	3.4	28.9
2017	44.0	11.2	207.8	48.9	16.8	4.1	31.4	6.9	1.4	3.4	29.4
2016	43.6	11.0	206.2	48.2	16.5	4.0	30.9	6.8	1.4	3.4	29.8

GDP (USD in billions)[2]
2018	519.5	40.6	1,867.8	331.0	108.4	65.1	41.9	225.4	22.5	59.7	98.4
2017	642.9	37.8	2,052.8	311.8	104.3	62.3	39.0	214.2	22.3	59.5	143.8
2016	556.8	34.2	1,795.4	282.7	99.9	58.0	36.1	194.4	21.8	52.7	279.2

GDP per capita (USD)[2]
2018	11,658.2	3,565.5	8,958.6	6,641.5	6,367.6	15,642.8	5,934.2	7,007.2	16,378.6	17,014.1	3,410.8
2017	14,588.0	3,368.8	9,926.3	6,325.5	6,216.6	15,198.1	5,609.8	6,729.9	16,251.5	17,046.2	4,755.0
2016	12,772.9	3,095.0	8,751.2	5,799.6	6,046.3	14,356.4	5,259.9	6,173.2	15,937.6	15,139.1	9,092.0

Gross reserves (excluding gold) (USD in millions)[1]
2018	63,963.9	7,177.8	371,933.9	47,358.6	1,896.1	2,121.3	58,904.4	7,400.9	8,028.7	15,552.3	3.382 3/
2017	53,030.8	8,473.9	371,150.6	46,699.1	1,678.2	2,703.3	62,373.9	7,536.0	8,369.8	15,955.0	3,034.4
2016	36,323.3	8,487.4	362,505.0	45,961.6	3,781.1	3,846.8	60,523.7	6,579.0	9,465.8	13,467.9	3,264.5

Customer price index growth2 3
2018	47.6	1.5	3.7	3.2	0.3	0.2	3.2	2.2	1.0	8.0	130,060.2
2017	24.8	2.7	2.9	4.1	-0.2	0.5	4.5	1.4	1.3	6.6	862.6
2016	41.0	4.0	6.3	5.8	1.1	1.5	3.9	3.2	3.1	8.1	274.4

Exports of Goods (f.o.b.) (USD in millions)[4]
2018	61,620.0	8,965.0	239,681.0	41,831.0	21,606.0	11,480.0	48,942.0	9,045.0	10,075.0	7,498.0	33,660.0
2017	58,622.0	7,846.0	217,826.0	37,881.0	19,122.0	11,093.0	45,275.0	8,680.0	8,863.0	7,888.0	32,540.0
2016	57,910.0	7,082.0	185,185.0	31,768.0	16,798.0	11,195.0	37,082.0	8,494.0	7,632.0	7,043.0	26,696.0

Import of Goods (f.o.b.) (USD in millions)[4]
2018	65,443.0	9,932.0	188,718.0	51,233.0	23,193.0	23,006.0	43,249.0	13,367.0	7,520.0	8,893.0	10,910.0
2017	66,930.0	9,304.0	157,543.0	46,076.0	20,010.0	21,939.0	39,884.0	11,873.0	6,425.0	8,458.0	10,510.0
2016	55,852.0	8,479.0	143,411.0	44,890.0	16,324.0	20,935.0	36,263.0	9,753.0	8,043.0	8,137.0	15,540.0

(1)	This information is extracted from the World Bank’s World Development Indicators (WDI).
(2)	Source: World Economic Outlook, International Monetary Fund.
(3)	End of period.
(4)	United Nations Department of Economic and Social Affairs of the United Nations, UN COMTRADE.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of USD 1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of USD 1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)

printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than USD 1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)

a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)

a failure to pay any amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)

the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Redemption for Tax Reasons

The debt securities may be redeemed at our option in whole, but not in part:

(i)	at any time (if floating rate note provisions are not specified in the accompanying prospectus supplement as being applicable); or

(ii)	on any interest payment date (if floating rate note provisions are specified in the accompanying prospectus supplement as being applicable),

on giving not less than 30 nor more than 60 days’ notice to the holders of the debt securities (which notice shall be irrevocable), at the principal amount of such debt securities or such other amount as may be specified in, or determined in accordance with, the accompanying pricing supplement, together with interest accrued (if any) to the date fixed for redemption, if:

(A)

we have or will become obliged to pay additional amounts as provided or referred to in “— Additional Payments by CAF” as a result of any change in, or amendment to, the laws or regulations of any of the full member shareholder countries or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first tranche of the debt securities; and

(B)	such obligation cannot be avoided by us taking reasonable measures available to us,

provided, however, that no such notice of redemption shall be given earlier than:

(1)

where the debt securities may be redeemed at any time, 90 days prior to the earliest date on which we would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due; or

(2)

where the debt securities may be redeemed only on an interest payment date, 60 days prior to the interest payment date occurring immediately before the earliest date on which we would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due.

Prior to the publication of any notice of redemption pursuant to this section, we shall deliver to the fiscal agent (A) a certificate signed by two authorized officers of us stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of us so to redeem have occurred and (B) an opinion of independent legal advisers of recognized standing to the effect that we have or will become obliged to pay such additional amounts as a result of such change or amendment. Upon the expiration of any such notice as is referred to in this section, we shall be bound to redeem the debt securities in accordance with this section.

Additional Payments by CAF

All payments of principal and interest in respect of the debt securities by or on behalf of us will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any of the full member shareholder countries or any political subdivision therein or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as will result in receipt by the holder of debt securities after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any debt securities presented for payment:

(1)

by or on behalf of a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)

if such withholding or deduction may be avoided by a holder of a debt security of any series complying with a request of us relating to any certification, identification or other reporting concerning its nationality, residence, identity or connection with any full member shareholder country if the holder is able to comply with the request without undue hardship and we have provided the notice in writing at least 60 days before such information is required to be provided by the holder; or

(3)

more than 30 days after the Relevant Date, except to the extent that the holder of such debt security of any series would have been entitled to such additional amounts on presenting such debt security for payment on the last day of such period of 30 days; or

(4)

if such withholding or deduction is imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

Any reference in this section to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this section.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “—Notices.”

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)

reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that CAF deems necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first-class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities, provided that any new debt securities would be treated as fungible with the original debt securities for United States federal income tax purposes. If such additional notes are not fungible with the original debt securities for United States federal income tax purposes, the additional notes will be issued under a separate CUSIP number.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF.”

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells debt securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will not be treated as issued with original issue discount (“OID”) that is equal to or greater than the applicable de minimis threshold (“OID Securities”), and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the debt securities are not treated as contingent payment debt instruments for United States federal income tax purposes. The United States federal income tax consequences of owning OID Securities, debt securities denominated in a currency other than United States dollars, and debt securities treated as contingent payment debt instruments will be discussed in an applicable prospectus supplement.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. A person is a United States holder if it is a beneficial owner of a debt security and it is, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This subsection does not apply to persons who are not United States holders. Such persons should refer to “Non-United States Holders” below.

Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

The debt securities may be issued with a de minimis amount of OID. While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the debt securities, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the debt securities in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this rule.

Interest paid by CAF on the debt securities is income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt security. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Non-United States Holders

This subsection describes the tax consequences to a Non-United States holder. The discussion below does not address the tax consequences to a Non-United States holder of an investment in a debt security that references directly or indirectly the performance of United States equities. The tax treatment of any such debt securities will be discussed in the applicable prospectus supplement. You are a Non-United States holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-United States holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a Non-United States holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Foreign Account Tax Compliance Withholding

Certain non-United States financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. We and other non-United States financial institutions may accordingly be required to report information to the Internal Revenue Service (“IRS”) regarding the holders of debt securities and to withhold on a portion of payments under the debt securities to certain holders that fail to comply with the relevant information reporting requirements (or hold debt securities directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. Moreover, such withholding would only apply to debt securities issued at least six months after the date on which final regulations defining the term “foreign passthru payment” are enacted. Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold debt securities as to the consequences (if any) of these rules to them.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on a debt security within the United States, and the payment of proceeds to you from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-United States holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the United States and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States, or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

We may offer the securities of any series to present holders of other securities of CAF as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of and for the years ended December 31, 2019, 2018 and 2017 included in this Prospectus and the effectiveness of internal control over financial reporting, have been audited by Lara Marambio & Asociados, independent auditors, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries,” is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Corporate Vice President of Finance and Chief Financial Officer

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Contents

Management’s Report on the Effectiveness of Internal Control over Financial Reporting

Corporación Andina de Fomento (“CAF”)’s internal control over financial reporting is a process effected by those in charge of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United Stated of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

The Management of CAF is responsible for designing, implementing and maintaining effective internal control over financial reporting. Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, CAF’s Management concluded that CAF’s internal control over financial reporting is effective as of December 31, 2019.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAF’s financial statements as of December 31, 2019, have been audited by an independent accounting firm, which has also issued an independent auditors’ report on CAF’s internal control over financial reporting. The audit report, which is included in this document, expresses an unmodified opinion on CAF’s internal control over financial reporting as of December 31, 2019.

/s/ Luis Carranza Ugarte	/s/ Elvira Lupo de Velarde
Executive President	Vice-President of Administration

/s/ Renny Alberto López	/s/ Franca Capobianco
Vice-President of Risk	Acting Accounting Director

February 3, 2020

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

Lara Marambio & Asociados RIF J-00327665-0 Torre B.O.D., Piso 21 Av. Blandin, La Castellana Caracas 1060—Venezuela Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the internal control over financial reporting of Corporación Andina de Fomento (CAF) as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Responsibility for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the CAF’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, CAF maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Financial Statements

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements of CAF as of and for the years ended December 31, 2019, 2018 and 2017, and our report dated February 3, 2020, expressed an unmodified opinion on those financial statements.

/s/ Deloitte

February 3, 2020

Caracas - Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and Independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Lara Marambio & Asociados RIF J-00327665-0 Torre B.O.D., Piso 21 Av. Blandin, La Castellana Caracas 1060—Venezuela Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Financial Statements

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the accompanying financial statements of Corporación Andina de Fomento (CAF), which comprise the balance sheets as of December 31, 2019, 2018 and 2017, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAF as of December 31, 2019, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the CAF’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2020, expressed an unmodified opinion on the CAF’s internal control over financial reporting.

/s/ Deloitte

February 3, 2020

Caracas - Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and Independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

As of December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

	NOTES	2019	2018	2017
Cash and due from banks		103,593	127,355	61,294
Deposits with banks		2,417,476	2,594,312	2,001,766

Cash and due from banks and deposits with banks	3	2,521,069	2,721,667	2,063,060

Marketable securities:
Trading	4 and 20	10,357,805	9,654,956	9,194,991
Other investments	5	996,917	658,750	1,453,869
Loans (US$ 139,768, US$ 74,402 and US$ 49,007 at fair value as of December 31, 2019, 2018 and 2017 respectively)	6 and 20	26,520,618	25,111,387	23,628,073
Less loan commissions, net of origination costs		110,706	102,823	97,530
Less allowance for loan losses	6	91,642	64,848	67,225

Loans, net		26,318,270	24,943,716	23,463,318

Accrued interest and commissions receivable		531,793	523,098	427,702
Equity investments	7	463,825	459,667	433,025
Derivative financial instruments	19 and 20	426,260	184,805	532,668
Property and equipment, net	8	112,318	106,046	90,415
Other assets	9	565,377	761,542	452,518

TOTAL		42,293,634	40,014,247	38,111,566

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits (US$ 60,594, US$ 0 and US$ 0 at fair value as of December 31, 2019, 2018 and 2017 respectively), net	10 and 20	2,672,925	3,210,545	2,950,143
Commercial paper	11	908,133	641,295	1,770,676
Borrowings from other financial institutions (US$ 403,912, US$ 470,220 and US$ 550,563 at fair value as of December 31, 2019, 2018 and 2017 respectively), net	12 and 20	1,390,218	1,284,269	1,417,265
Bonds (US$ 22,998,554, US$ 21,461,610 and US$ 19,559,372 at fair value as of December 31, 2019, 2018 and 2017 respectively), net	13 and 20	23,161,362	21,620,093	19,718,627
Accrued interest payable		403,560	394,233	314,660
Derivative financial instruments	19 and 20	642,725	876,784	553,594
Accrued expenses and other liabilities	14	317,983	123,628	264,865

Total liabilities		29,496,906	28,150,847	26,989,830

STOCKHOLDERS’ EQUITY:	16 and 17
Subscribed capital		8,095,260	7,989,620	7,987,370
Less callable capital portion		1,589,660	1,589,660	1,589,660
Less capital subscriptions receivable		1,124,885	1,233,240	1,413,415

Paid-in capital		5,380,715	5,166,720	4,984,295

Additional paid-in capital		3,988,884	3,595,133	3,259,471
Reserves		3,101,547	2,877,970	2,801,571
Retained earnings		325,582	223,577	76,399

Total stockholders’ equity		12,796,728	11,863,400	11,121,736

TOTAL		42,293,634	40,014,247	38,111,566

See accompanying notes to financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

	NOTES	2019	2018	2017
Interest income:
Loans	2 (f)	1,157,279	1,028,928	798,295
Investments and deposits with banks	2 (e), 3 and 4	413,260	239,909	162,908
Loan commissions	2 (f)	41,252	41,337	40,822

Total interest income		1,611,791	1,310,174	1,002,025

Interest expense:
Bonds		825,821	715,186	517,955
Deposits		49,547	47,538	34,011
Commercial paper		21,207	15,535	25,265
Borrowings from other financial institutions		44,734	43,302	32,115
Commissions		9,768	9,594	12,241

Total interest expense		951,077	831,155	621,587

Net interest income		660,714	479,019	380,438
Provision for loan losses	6	52,395	13,192	69,902

Net interest income, after provision for loan losses		608,319	465,827	310,536

Non-interest income:
Other commissions		2,823	2,581	3,264
Dividends and equity in earnings of investees	7	1,624	8,922	9,523
Unrealized changes in fair value related to equity investment, net	7	8,000	13,691	—
Other income		2,045	4,698	3,171

Total non-interest income		14,492	29,892	15,958

Non-interest expenses:
Administrative expenses	23	154,807	158,288	150,135
Other expenses		7,923	26,528	12,197

Total non-interest expenses		162,730	184,816	162,332

Income before unrealized changes in fair value related to other financial instruments and contributions to Stockholders’ Special Funds		460,081	310,903	164,162
Unrealized changes in fair value related to other financial instruments	21	(5,273)	504	4,301

Income before contributions to Stockholders’ Special Funds, net		454,808	311,407	168,463
Contributions to Stockholders’ Special Funds	24	129,226	87,830	92,064

Net income		325,582	223,577	76,399
Other comprehensive income:
Amortization of defined benefit pension items	15 and 17	—	—	1,563

Total comprehensive income		325,582	223,577	77,962

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

				Reserves			Accumulated
	NOTES	Paid-in capital	Additional paid-in capital	General reserve	Article N° 42 of the Constitutive Agreement	Total reserves	other comprehensive income	Retained earnings	Total stockholders’ equity
BALANCES AT DECEMBER 31, 2016		4,783,545	2,890,091	2,205,853	473,000	2,678,853	(1,563)	122,718	10,473,644
Capital increase	16	200,750	369,380	—	—	—	—	—	570,130
Net income	16	—	—	—	—	—	—	76,399	76,399
Appropriated for general reserve	16	—	—	110,218	—	110,218	—	(110,218)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	12,500	12,500	—	(12,500)	—
Other comprehensive income	17	—	—	—	—	—	1,563	—	1,563

BALANCES AT DECEMBER 31, 2017		4,984,295	3,259,471	2,316,071	485,500	2,801,571	—	76,399	11,121,736
Capital increase	16	182,425	335,662	—	—	—	—	—	518,087
Net income	16	—	—	—	—	—	—	223,577	223,577
Appropriated for general reserve	16	—	—	68,699	—	68,699	—	(68,699)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	7,700	7,700	—	(7,700)	—

BALANCES AT DECEMBER 31, 2018		5,166,720	3,595,133	2,384,770	493,200	2,877,970	—	223,577	11,863,400
Capital increase	16	213,995	393,751	—	—	—	—	—	607,746
Net income	16	—	—	—	—	—	—	325,582	325,582
Appropriated for general reserve	16	—	—	201,177	—	201,177	—	(201,177)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	22,400	22,400	—	(22,400)	—

BALANCES AT DECEMBER 31, 2019		5,380,715	3,988,884	2,585,947	515,600	3,101,547	—	325,582	12,796,728

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

	NOTES	2019	2018	2017
OPERATING ACTIVITIES:
Net income		325,582	223,577	76,399
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized gain on trading securities	4	(51,964)	(1,750)	(1,332)
Amortization of loan commissions, net of origination costs		(14,544)	(16,406)	(15,822)
Provision for loan losses	6	52,395	13,192	69,902
Impairment charge for equity investments	7	2,874	21,991	11,000
Unrealized changes in fair value related to equity investment	7	(8,000)	(13,691)	—
Equity in earnings of investees	7	3,225	(3,436)	(4,175)
Amortization of deferred charges		3,119	6,120	5,082
Depreciation of property and equipment	8	7,030	6,005	5,767
Provision for employees’ severance benefits		13,020	13,080	12,645
Provision for employees’ savings plan		932	1,121	1,197
Unrealized changes in fair value related to other financial instruments		5,273	(504)	(4,301)
Net changes in operating assets and liabilities:
Trading securities, net		(651,729)	(445,068)	73,409
Accrued interest and commissions receivable		(8,695)	(95,399)	(83,018)
Other assets		(9,585)	3,265	(7,614)
Accrued interest payable		9,327	79,572	33,601
Severance benefits paid or advanced		(11,345)	(12,124)	(10,874)
Employees’ savings plan paid or advanced		(3,730)	(3,769)	(2,963)
Accrued expenses and other liabilities		177,234	(148)	12,591

Total adjustments and net changes in operating assets and liabilities		(485,163)	(447,949)	95,095

Net cash (used in) provided by operating activities		(159,581)	(224,372)	171,494

INVESTING ACTIVITIES:
Purchases of other investments	5	(4,824,185)	(2,315,421)	(3,667,575)
Maturities of other investments	5	4,486,018	3,110,541	3,210,260
Loan origination and principal collections, net	6	(1,407,006)	(1,475,133)	(1,703,184)
Equity investments, net	7	(2,257)	(31,506)	(53,799)
Property and equipment,net	8	(13,302)	(21,636)	(20,982)

Net cash used in investing activities		(1,760,732)	(733,155)	(2,235,280)

FINANCING ACTIVITIES:
Net (decreases) increase in deposits	10	(537,620)	260,402	(148,740)
Proceeds from commercial paper	11	7,446,271	2,629,208	3,864,251
Repayment of commercial paper	11	(7,179,433)	(3,758,589)	(4,206,292)
Net decrease (increase) in derivative-related collateral		215,256	(457,805)	626,566
Proceeds from issuance of bonds	13	3,370,171	4,900,589	3,809,731
Repayment of bonds	13	(2,296,329)	(2,355,306)	(2,098,519)
Proceeds from borrowings from other financial institutions		333,582	169,699	141,804
Repayment of borrowings from other financial institutions		(239,928)	(290,151)	(156,855)
Proceeds from issuance of shares	16	607,746	518,087	570,130

Net cash provided by financing activities		1,719,715	1,616,134	2,402,076

NET (DECREASE) INCREASE IN CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS		(200,598)	658,607	338,290
CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT BEGINNING OF THE YEAR		2,721,667	2,063,060	1,724,770

CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT END OF THE YEAR		2,521,069	2,721,667	2,063,060

SUPPLEMENTAL DISCLOSURE:
Interest paid during the year		920,093	727,661	561,366

NONCASH FINANCING ACTIVITIES:
Loan origination	6	(500,000)	—	—

Principal collections	6	500,000	—	—

Change in derivative instruments assets		241,455	347,863	(414,315)

Change in derivative instruments liabilities		(234,059)	323,190	(467,698)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas, Venezuela and has offices in Asuncion, Paraguay; Bogota, Colombia; Brasilia, Brazil; Buenos Aires, Argentina; Mexico City, Mexico; Panama City, Panama; La Paz, Bolivia; Lima, Peru; Madrid, Spain; Montevideo, Uruguay; Port of Spain, Trinidad and Tobago and Quito, Ecuador.

CAF promotes a sustainable development model through credit operations, non-reimbursable resources, and support in the technical and financial structuring of projects in the public and private sectors of Latin America.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF’s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its stockholder countries.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.

Financial statement presentation – The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles with the U.S. dollar as the functional currency.

b.

Use of estimates – The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related to the preparation of the accompanying financial statements refer to estimating the allowance for loan losses and valuation and classification at fair values of financial instruments, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

c.

Transactions denominated in other currencies – Transactions denominated in currencies other than U.S. dollars are converted into U.S. dollars at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are converted into U.S. dollars at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statements of comprehensive income.

d.	Cash and deposits with banks – Cash and deposits with banks comprised of cash, due from banks and short-term deposits with banks with an original maturity of three months or less.

e.

Marketable securities – CAF classifies its investments, according to management intention, as trading marketable securities, which are recorded on the trade date. Trading marketable securities are mainly

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

bought and held with the purpose of selling them in the short term. Trading marketable securities are recorded at fair value. Gains and losses from sales of trading marketable securities and changes in the fair value of trading marketable securities are included in interest income of investments and deposits with banks in the statements of comprehensive income.

f.

Loans – CAF grants short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its loan portfolio as follow:

(i)	Sovereign loans – Include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

(ii)	Non-sovereign loans – Include loans granted to corporate and financial sectors (public and private sectors), among others, which are not guaranteed by national governments.

Loans are carried at their outstanding principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as interest income—loan commissions in the statements of comprehensive income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days delinquent or a public sector loan is 180 days delinquent unless the loan is well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on non-accrual status is reversed against interest income. The interest on non-accrual loans is accounted for on a cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans are considered impaired loans. Factors considered by management in determining impaired loans are payment status and the probability of collecting scheduled principal and interest payments when due.

Loan losses, partial or total, are written off against the allowance for loan losses when management confirms the uncollectability of a loan balance. Subsequent recoveries on written off loans, if any, will be credited to the allowance for loan losses.

CAF maintains risk exposure policies to avoid concentrating its loan portfolio in any one country or economic group, which might be affected by market situations or other circumstances. For this purpose, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan portfolio, exposure to economic groups from public and private sectors, among others. CAF reviews, on a semi-annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

(i)	Satisfactory-excellent – Extremely strong capacity to meet financial commitments.

(ii)	Satisfactory-very good – Strong capacity to meet financial commitments, not significantly vulnerable to adverse economic conditions.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

(iii)	Satisfactory-adequate – Adequate capacity to meet financial commitments, but more vulnerable to adverse economic conditions.

(iv)	Watch – Acceptable payment capacity however some indicators and elements require special attention otherwise they could result in impairment.

(v)	Special mention – More vulnerable to adverse economic conditions but currently has the capacity to meet financial commitments.

(vi)	Sub-standard – Currently vulnerable and dependent on favorable economic conditions to meet financial commitments.

(vii)	Doubtful – Currently highly vulnerable.

(viii)	Loss – Payment default on financial commitments.

g.

Troubled debt restructuring – A restructuring of a loan constitutes a troubled debt restructuring if CAF, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.

The concession granted by CAF may include the modifications or renegotiation to the contractual terms of the loans such as interest rate reductions, frequency of payment, extension of loan terms, and other modifications in order to minimize possible economic losses.

Loans whose terms are modified in a troubled debt restructuring, generally, are identified as impaired. CAF’s management evaluates the compliance with the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status.

h.	Allowance for loan losses – The allowance for loan losses is maintained at a level CAF believes to be adequate to absorb losses inherent in the loan portfolio at the date of the financial statements.

For purposes of determining the allowance for loan losses, CAF management classifies its portfolio for credit risk purposes into sovereign and non-sovereign. The allowance for loan losses is estimated considering the credit risk exposure, default probability and loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period.

The allowance for loan losses on sovereign loans is collectively evaluated and established by CAF based on the individual long-term foreign currency debt rating applicable to the borrower countries, which is determined using the average rating of three recognized international credit rating agencies at the date of each of the balance sheet presented. The long-term foreign currency debt rating considers a default probability. Given CAF’s status as a de facto preferred creditor and the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, adjustments are made to reflect a lower default probability – usually equivalent to three levels to the average rating referred above.

For the non-sovereign loans, the allowance for loan losses is individually evaluated and calculated by considering CAF’s internal rating of each borrower, using the probability of default corresponding to the average rating of the equivalent categories of the international risk-rating agencies.

For those cases where the category equivalent to the rating of a given borrower determined in accordance with any of the international risk-rating agencies is higher than the risk rating in local

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

currency of the country corresponding to such borrower, or if for any reason there is no risk rating, the risk rating in local currency of such country determined by international credit rating agencies will be used.

A specific allowance for loan losses is individually evaluated and established by CAF for impaired loans. A loan is considered as impaired when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate.

i.

Equity investments – CAF invests in equity securities of companies and funds in strategic sectors, with the objective of promoting the development of such companies and funds and their participation in the securities markets and to serve as a catalyst in attracting resources to stockholder countries.

If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist when CAF holds an ownership interest in the voting stock of an investee between 20% and 50%, the equity investments are accounted for using the equity method. Under the equity method, the carrying amount of the equity investment is adjusted to reflect CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee Company.

For the year ended December 31, 2017, investments representing less than 20% of the voting rights of the investee are recorded using the cost method.

During the year ended December 31, 2018, CAF prospectively adopted the policy of subsequent measurement for these investments in equity securities without readily determinable fair value

During the years ended December 31, 2019 and 2018, CAF recorded investments in equity securities without readily determinable fair value, as follows:

(i)

Direct investments in equity securities of companies – These investments, which, do not have readily determinable fair value and do not qualify for the net asset value practical expedient to estimate fair value, are accounted for at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

(ii)	Equity investments in funds – These investments, which do not have readily determinable fair value, is carried at fair value using the net asset value practical expedient to estimate fair value.

The dividends received from equity investments accounted for at fair value, are recognized as income.

j.

Property and equipment, net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of comprehensive income for the year as incurred, while improvements and renewals are capitalized. Depreciation is calculated using the straight-line method, and charged to the statements of comprehensive income over the estimated useful life of assets.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

The estimated useful life for assets is as follows:

Buildings	30 years
Building improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

k.	Other assets – Other assets mainly include the following:

(i)

Derivative-related collateral – CAF receives or posts collateral from or to individual swap and futures counterparties in the form of cash to mitigate its credit exposure to these counterparties. It is the policy of CAF to restrict and invest collateral received from swap and futures counterparties for fulfilling its obligations under the collateral agreement. CAF records cash collateral received in other assets with a corresponding obligation to return the cash collateral received recorded in accrued expenses and other liabilities. Cash collateral posted to swap and futures counterparties, under the collateral agreement, are recorded in other assets.

(ii)

Intangible assets – Include software investments which are reported at cost less accumulated amortization. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

l.

Impairment of investment accounted for under the equity method – An investment accounted for under the equity method is considered impaired and an impairment loss is recognized only if there are circumstances that indicate impairment as a result of one or more events (“loss events”)that have occurred after recognition of such investment.

An impairment charge is recorded whenever a decline in value of an investment below its carrying amount is determined to be other-than-temporary. In determining if a decline is other-than-temporary, factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investment, the near-term and longer-term operating and financial prospects of the affiliate and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery are considered.

m.

Deposits – Deposits denominated in US$ are recorded at amortized cost. Deposits denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these deposits are recognized in the statements of comprehensive income when they occur.

n.	Commercial paper – Commercial paper are recorded at amortized cost.

o.

Borrowings from other financial institutions – The borrowings from other financial institutions account includes those obligations to local or foreign financial institutions and commercial banks, which are recorded at amortized cost, except for some borrowings that are designated a fair value hedge or as an economic hedge. The up-front costs and fees related to the issuance of borrowings recorded at amortized cost are deferred and reported in the balance sheets as a direct deduction from the face amount of borrowings and amortized during the term of the borrowings as interest expense. The up-front cost and fees related to borrowings that are designated a fair value hedge or as an economic hedge, are recognized in the statements of comprehensive income when they occur.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

p.	Bonds – Medium and long-term bond issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded as follows:

(i)

Bonds denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these bonds, as well as the related bond’s up-front costs and fees, are recognized in the statements of comprehensive income when they occur. CAF enters into cross-currency and interest rate swaps to economically hedge the interest rate and foreign exchange risks related with these bonds.

(ii)

Bond denominated in US$ are recognized at fair value. The interest rate risk on US$ denominated bonds is hedged using interest rate swaps, and such interest rate swaps are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “shortcut method”). The related bond’s up-front costs and fees are deferred and reported in the balance sheets as a direct deduction from the face amount of the bonds, and amortized during the term of the bonds as interest expense.

Partial repurchases of bond issuances result in derecognition of the corresponding liabilities. The difference between the repurchase price and the bond’s carrying amount is recognized as income/loss for the year.

q.

Employees’ severance benefits – Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the applicable labor law of the member countries. The accrual for employee severance benefits is presented as part of “labor benefits” account under “Accrued expenses and other liabilities” caption.

Under CAF’s employee policies, employees earn a severance benefit equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two day salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF as they are incurred and interest on the amounts owed to employees are paid annually as a result of employees’ rights to receive severance benefits accrued in the year in which earned.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional severance benefit of one month of salary per year of service.

r.

Pension plan – CAF has established a defined benefit plan (the Plan), which is mandatory for all employees hired on or after the establishment of the Plan and voluntary for all other employees. The Plan’s benefits are calculated based on years of service and the average salary of the three consecutive years in which the employee received the highest salary. CAF periodically updates the benefit obligations considering actuarial assumptions.

s.	Derivative financial instruments and hedging activities – CAF records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them.

CAF’s policy is not to enter into derivative financial instruments for speculative purposes. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values of the hedged items.

Derivative financial instruments that are considered to be hedges from an accounting perspective are recognized in the balance sheet at fair value with changes in fair value either: (1) offset by changes in

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

fair value of the hedged assets, liabilities or firm commitments through earnings within “Derivative financial instruments assets” or “Derivative financial instruments liabilities” if the derivative is designated as a fair value hedge, or (2) recognized in other comprehensive income until the hedged item is recognized in earnings if the derivative is designated as a cash flow hedge. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings as a component of “Unrealized changes in fair value related to financial instruments”, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge. In all situations in which hedge accounting is discontinued, CAF, recognizes any changes in its fair value in the statements of comprehensive income.

CAF discontinues hedge accounting prospectively upon determining that the derivative financial instrument is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative financial instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative financial instrument no longer qualifies as an effective fair value hedge, CAF continues to carry the derivative financial instrument on the balance sheets at its fair value, but no longer adjusts the hedged asset or liability for changes in fair value.

Certain derivative financial instruments, although considered to be an effective hedge from an economic perspective (economic hedge), have not been designated as a hedge for accounting purposes. The changes in the fair value of such derivative financial instruments are recognized in the statements of comprehensive income, concurrently with the change in fair value of the underlying assets and liabilities.

t.

Fair value of financial instruments and fair value measurements – An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

u.

Guarantees – CAF provides guarantees on loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

of third party issuers. CAF generally offers partial credit guarantees with the intention of sharing the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the period covered by the guarantee.

v.

Provision for guarantees losses – Provision for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guaranteed loans originated by third parties as of the date of the financial statements. Guaranteed loans are classified as either sovereign or non-sovereign. Provision for guarantees is estimated by CAF considering the credit risk exposure, default probability and loss given default. Provision for sovereign guarantees losses is based on the individual long-term foreign currency debt rating of the guarantor countries (“country risk rating”) considering the weighted average rating of three recognized international risk rating agencies at the date of the financial statements preparation. These country risk ratings have associated default probability. Given CAF’s status as a de facto preferred creditor, arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF, and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a factor that reflects a lower default probability – usually equivalent to three levels up in this weighted average rating is used. For non-sovereign guarantees, the provision is determined by considering the CAF internal rating of each client and the weighted average rating of the aforementioned agencies.

The provision for guarantees losses, are reported as other liabilities.

w.	Recent accounting pronouncements applicable not yet adopted –

ASU 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13. Financial Instruments – Credit Losses, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The ASU eliminates the probable initial recognition threshold in current guidance and, instead, requires an entity to reflect its current estimate of all expected credit losses. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. CAF will adopt this ASU, along with several other subsequent codification updates related to accounting for credit losses, on January 1, 2020. CAF will follow the modified-retrospective approach and record a cumulative effect adjustment to the 2020 opening retained earnings upon adoption. CAF is currently finalizing the execution of our implementation controls and processes of ECL models (Expected Credit Loss), and the tests and evaluations of the controls of the new systems and processes are being completed. CAF does not expect these ASUs will have a material impact on its financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

3.	CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS

Cash and deposits with banks with original maturity of three months or less include the following:

	December 31,
	2019	2018	2017
Cash and due from banks	103,593	127,355	61,294

Deposits with banks:
U.S. dollars	2,417,476	2,594,312	2,001,766

	2,521,069	2,721,667	2,063,060

4.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	December 31,
	2019		2018		2017
		Average		Average		Average
		maturity		maturity		maturity
	Amount	(years)	Amount	(years)	Amount	(years)
U.S. Treasury Notes	2,010,025	1.91	1,799,690	1.86	1,588,857	4.15

Non-U.S. governments and government entities bonds	350,440	0.97	243,581	1.31	106,812	2.21

Financial institutions and corporate securities:
Commercial paper	3,100,115	0.08	3,371,479	0.13	3,146,896	0.18
Certificates of deposits(1)	2,201,939	0.22	1,707,010	0.19	2,065,830	0.29
Bonds	2,045,486	2.51	1,856,325	2.52	1,605,236	2.22
Collateralized mortgage obligation	343,745	4.32	352,643	4.03	375,733	3.86
Liquidity funds(2)	306,055	1.00	324,228	1.00	305,627	1.00

	7,997,340	0.96	7,611,685	0.91	7,499,322	0.86

Trading	10,357,805	1.14	9,654,956	1.08	9,194,991	1.44

(1)

Each certificate of deposit bears a maturity date and specified fixed interest rate. It also is held through The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security and facilitates trading.

(2)	The liquidity funds are comprised of short-term (less than one year) securities representing high-quality liquid debt and monetary instruments.

The fair value of trading securities include net unrealized gain of US$ 51,964, US$ 1,750 and US$ 1,332, at December 31, 2019, 2018 and 2017, respectively.

Net realized gains from trading securities of US$ 202,667, US$ 34,498 and US$ 36,183 for the years ended December 31, 2019, 2018 and 2017, respectively, are included in the statements of comprehensive income as part of Investments and deposits with banks.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits as to credit ratings, limits as to duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. At December 31, 2019, 2018 and 2017, CAF does not have any significant concentrations of credit risk according to its investment guidelines. Non-US dollar-denominated securities included in marketable securities amounted to the equivalent of US$ 164,597, US$ 12,480 and US$ 87,819 at December 31, 2019, 2018 and 2017, respectively.

Maturity of marketable securities are as follows:

	December, 31
	2019	2018	2017
Remaining maturities:
Less than one year	6,355,563	6,032,574	6,312,305
Between one and two years	2,340,124	1,964,737	518,233
Between two and three years	795,067	649,114	449,968
Between three and four years	382,925	568,404	182,553
Between four and five years	188,364	305,809	1,561,551
Over five years	295,762	134,318	170,381

	10,357,805	9,654,956	9,194,991

5.	OTHER INVESTMENTS

Deposits with banks due with more than 90 days (original maturity) are as follows:

	December, 31
	2019	2018	2017
U.S. dollars	996,917	658,165	1,453,145
Other currencies	—	585	724

	996,917	658,750	1,453,869

The interest rates on these deposits ranged from 1.94% to 3.23% at December 31, 2019, from 1.88%to 3.25% at December 31, 2018 and from 1.33% to 2.24% at December 31, 2017.

6.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or to private institutions or companies of these countries.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Loans by country are summarized as follows:

	December, 31
	2019	2018	2017
Stockholder country:
Argentina	3,743,346	3,577,715	3,207,732
Barbados	75,387	84,014	86,650
Bolivia	2,715,821	2,562,869	2,483,765
Brazil	2,228,617	1,694,502	2,116,352
Chile	472,914	425,000	305,000
Colombia	2,857,926	2,840,345	2,516,203
Costa Rica	81,681	88,795	89,872
Dominican Republic	174,667	206,515	251,764
Ecuador	3,727,546	3,586,804	3,437,558
Mexico	500,000	530,000	305,000
Panama	2,031,635	1,900,354	1,503,012
Paraguay	512,842	466,200	418,669
Peru	1,987,713	2,039,674	2,279,635
Trinidad & Tobago	788,889	600,000	300,000
Uruguay	945,050	994,685	1,044,167
Venezuela	3,671,802	3,514,102	3,285,490

Total	26,515,836	25,111,574	23,630,869
Fair value adjustments	4,782	(187)	(2,796)

Loans	26,520,618	25,111,387	23,628,073

Fair value adjustments of loans represent mainly adjustments to the amount of loans for which the fair value option is elected.

At December 31, 2019, 2018 and 2017, loans denominated in currencies other than U.S. dollar were granted for an equivalent of US$ 51,435, US$ 30,155 and US$ 45,597, respectively, principally in Colombian pesos, Peruvian nuevos soles, Uruguayan pesos and Bolivian bolivianos. At December 31, 2019, 2018 and 2017, fixed interest rate loans amounted to US$ 165,000, US$ 134,104 and US$ 117,752, respectively.

Loans classified by sector borrowers and the weighted average yield of the loan portfolio is shown below:

	December, 31
	2019		2018		2017
	Amount	Weighted average yield (%)	Amount	Weighted yield (%) average	Amount	Weighted yield (%) average
Public sector	22,594,948	3.82	21,571,079	4.43	20,201,026	3.48
Private sector	3,920,888	3.42	3,540,495	4.41	3,429,843	3.54

	26,515,836	3.76	25,111,574	4.43	23,630,869	3.49

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Loans by industry segments are as follows:

	December, 31
	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Transport, warehousing and communications	7,951,318	30	7,288,024	29	7,601,610	32
Social and other infrastructure programs	7,347,552	28	6,473,592	26	4,858,267	21
Electricity, gas and water supply	7,022,165	26	7,853,261	31	7,777,829	33
Financial services — Commercial banks	2,822,922	11	2,141,810	9	2,213,724	9
Financial services — Development banks	1,091,215	5	999,466	4	764,751	3
Agriculture, hunting and forestry	98,386	—	151,551	1	166,138	1
Manufacturing industry	82,036	—	91,413	—	107,270	—
Others	100,242	—	112,457	—	141,280	1

	26,515,836	100	25,111,574	100	23,630,869	100

Loans mature as follows:

	December 31,
	2019	2018	2017
Remaining maturities:
Less than one year	6,222,318	5,327,009	4,873,919
Between one and two years	2,576,004	2,638,910	2,517,977
Between two and three years	2,583,181	2,399,462	2,411,805
Between three and four years	2,457,519	2,416,173	2,159,737
Between four and five years	2,443,410	2,169,924	2,089,476
Over five years	10,233,404	10,160,096	9,577,955

	26,515,836	25,111,574	23,630,869

The loan portfolio classified based on the type of credit risk is as follows:

	December 31,
	2019	2018	2017
Sovereign guaranteed	21,739,579	20,737,233	19,402,360
Non-sovereign guaranteed	4,776,257	4,374,341	4,228,509

	26,515,836	25,111,574	23,630,869

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign guaranteed loan portfolio, which identifies, through a standardized rating and review parameters, those risks related to credit transactions. At December 31, 2019, 2018 and 2017, the sovereign guaranteed loan portfolio is classified by CAF as satisfactory — very good. For purpose of determining the allowance for loan losses, rating assigned by external agencies are used (Note 2h).

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

The credit quality of the non-sovereign guaranteed loan portfolio is presented by internal risk rating classification as follow:

	December 31,
	2019	2018	2017
Satisfactory-excellent	615,000	475,000	—
Satisfactory-very good	1,690,977	1,816,725	1,788,467
Satisfactory-adequate	1,683,448	1,271,575	1,637,519
Watch	579,635	590,259	535,731
Special mention	33,321	108,087	128,133
Sub-standard	104,091	—	62,578
Doubtful	69,785	112,695	76,081

	4,776,257	4,374,341	4,228,509

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	December 31,
	2019	2018	2017
During the year CAF recorded the following transactions:
Loans written-off	38,000	22,000	69,526
Purchases of loan portfolio	0	0	0
Sales of loan portfolio	42,250	16,167	43,376

	December 31,
	2019	2018	2017

CAF presented the following amounts and quality indicators as of the end of the year:
Non-accrual loans	69,785	112,695	138,659
Impaired loans	69,785	112,695	138,659
Troubled debt restructured	0	0	0
Overdue loans	129,087	124,286	94,240
Allowance for loan losses as a percentage of loan portfolio	0.35%	0.26%	0.28%
Non-accrual loans as a percentage of loan portfolio	0.26%	0.45%	0.59%
Overdue loan principal as a percentage of loan portfolio	0.49%	0.49%	0.40%

As of December 31, 2019, balances with Venezuela include past-due installments for US$ 183,033 corresponding to principal for US$ 129,087 and interests and commissions for US$ 53,946 that became due in December 2019. During the year ended December 31, 2019, CAF granted loans for US$ 500,000 to the Central Bank of Venezuela (BCV). Venezuela has reiterated its commitment with CAF and its intention to comply with the payments of balances owed, and CAF expects to recover past-due amounts, including interests.

At December 31, 2018, there are outstanding overdue amounts from Venezuela totaling US$ 182,776, comprising, US$ 124,286 of principal and US$ 58,490 of interest and commissions. Those amounts were

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

originally due between December 7, 2018 and December 28, 2018. In April and January 2019, CAF received payments for the total amount of outstanding overdue loans, interest and commissions at December 31, 2018.

At December 31, 2017, there were outstanding overdue amount from Venezuela totaling US$ 136,507 comprising, US$ 94,240 of principal and US$ 42,267 of interest and commissions. Those amounts were received in full in January 2018.

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At December 31, 2019, 2018 and 2017, CAF had loans of this nature amounting to US$ 275,436, US$ 366,048 and US$ 423,536, respectively; whereas other financial institutions provided funds for US$ 160,257, US$ 208,761 and US$ 213,739, respectively.

Troubled Debt Restructuring

At December 31, 2019 and 2018, there were no troubled debt restructuring. At December 31, 2017, there was a troubled debt restructuring of a non-sovereign guaranteed loan, classified as impaired, with an outstanding balance of US$ 44,203, which was totally written off.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Allowance for Loan Losses

Changes in the allowance and the balance for loan losses over the outstanding amounts, individually and collectively evaluated, are presented below:

	For the year ended December 31,
	2019			2018			2017
	Credit risk		Total	Credit risk		Total	Credit risk		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Balances at beginning of period	36,715	28,133	64,848	35,239	31,986	67,225	21,227	42,522	63,749
Provision for loan losses	10,760	41,635	52,395	1,476	11,716	13,192	14,012	55,890	69,902
Loans written-off	—	(38,000)	(38,000)	—	(22,000)	(22,000)	—	(69,526)	(69,526)
Recoveries	—	12,399	12,399	—	6,431	6,431	—	3,100	3,100

Balances at end of period	47,475	44,167	91,642	36,715	28,133	64,848	35,239	31,986	67,225

	December 31,
	2019			2018			2017
	Sector		Total	Sector		Total	Sector		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Allowance:
Individually evaluated for loan losses	—	44,167	44,167	—	28,133	28,133	—	31,986	31,986
Collectively evaluated for loan losses	47,475	—	47,475	36,715	—	36,715	35,239	—	35,239

	47,475	44,167	91,642	36,715	28,133	64,848	35,239	31,986	67,225

	December 31,
	2019			2018			2017
	Sector		Total	Sector		Total	Sector		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Loans:
Allowance:
Individually evaluated for loan losses	—	4,776,257	4,776,257	—	4,374,341	4,374,341	—	4,228,509	4,228,509
Collectively evaluated for loan losses	21,739,579	—	21,739,579	20,737,233	—	20,737,233	19,402,360	—	19,402,360

	21,739,579	4,776,257	26,515,836	20,737,233	4,374,341	25,111,574	19,402,360	4,228,509	23,630,869

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

7.	EQUITY INVESTMENTS

Equity investments, which have no readily determinable fair value, are as follows:

	December 31,
	2019	2018	2017
Investments — Equity securities	363,680	394,638	397,357
Investments — Equity method	100,145	65,029	35,668

	463,825	459,667	433,025

CAF recognized the following in the statements of comprehensive income related to equity securities:

	December 31,
	2019	2018	2017
Dividends	4,849	5,486	912
Changes in fair value measurements	8,000	13,691	—
Impairment in equity securities	2,874	21,991	11,000

During the years ended December 31, 2019, 2018 and 2017, CAF recognized gains of US$ 8,000,US$ 13,691 and US$ 0, respectively, corresponding to the net increase in the fair value of investments in equity instruments.

During the years ended December 31, 2019, 2018 and 2017, CAF recognized losses and gains of its equity in earnings of the investees for US$ 3,225, US$ 3,436 and US$ 4,175, respectively, for investments under the equity method, which are recorded in the statements of comprehensive income.

During 2017, CAF recognized US$ 4,436 for gain on sale, which amounts are included in the statements of comprehensive income. As of December 31, 2019 and 2018, CAF did not recognize any gain on sale.

8.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net follows:

	December 31,
	2019	2018	2017
Land	29,756	27,029	27,029
Buildings	85,584	40,134	40,134
Buildings improvements	21,205	21,056	20,891
Leasing building improvements	8,743	8,839	8,962
Furniture and equipment	36,801	30,215	27,507
Vehicles	1,079	1,079	1,021

	183,168	128,352	125,544
Less accumulated depreciation	73,480	67,363	64,937
Projects in progress	2,630	45,057	29,808

	112,318	106,046	90,415

Depreciation expenses of US$ 7,030, US$ 6,005 and US$ 5,767 for property and equipment for years ended December 31, 2019, 2018 and 2017, respectively, are included in the statements of comprehensive income as part of administrative expenses.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

9.	OTHER ASSETS

A summary of other assets follows:

	December 31,
	2019	2018	2017
Derivative-related collateral	520,699	735,955	417,547
Intangible assets, net of accumulated amortization of US$ 6,494, US$ 12,403 and US$ 9,096	14,354	10,169	13,071
Receivable from investment securities sold	12,625	—	—
Other assets	17,699	15,418	21,900

	565,377	761,542	452,518

10.	DEPOSITS

A summary of deposits follows:

	December 31,
	2019	2018	2017
Demand deposits	74,494	72,007	71,010
Time deposits:
Less than one year	2,598,431	3,138,538	2,879,133

	2,672,925	3,210,545	2,950,143

At December 31, 2019, 2018 and 2017, the weighted average interest rate was 2.30%, 1.91% and 1.11%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in currencies other than the U.S. dollar to an equivalent of US$ 60,099, US$ 457,848 and US$ 347,956 at December 31, 2019, 2018 and 2017, respectively.

11.	COMMERCIAL PAPER

At December 31, 2019, 2018 and 2017, the outstanding amount of commercial paper issued by CAF, amounts to US$ 908,133, US$ 641,295 and US$ 1,770,676, respectively, of which matures in 2020, 2019 and 2018, respectively. At December 31, 2019, 2018 and 2017, the weighted average interest rate was 2.47%, 1.94% and 1.30%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

12.	BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

A summary of borrowings from other financial institutions by currency follows:

	December 31,
	2019	2018	2017
U.S. dollars	1,244,480	1,158,009	1,262,823
Euros	94,083	106,628	112,900
Peruvian nuevo soles	23,512	22,828	33,016
Colombian Pesos	21,006	—	—
Others	—	2,039	1,406

	1,383,081	1,289,504	1,410,145
Fair value adjustments	7,880	(4,415)	8,129
Less debt issuance costs	743	820	1,009

Carrying value of borrowings from other financial institutions	1,390,218	1,284,269	1,417,265

At December 31, 2019, 2018 and 2017, the fixed interest-bearing borrowings amounted to US$ 472,575, US$ 467,169 and US$ 546,340, respectively. At December 31, 2019, 2018 and 2017, the weighted average interest rate after considering the impact of interest rate swaps was 3.56%, 3.14% and 2.58%, respectively.

Borrowings from other financial institutions, by remaining maturities, are summarized below:

	December 31,
	2019	2018	2017
Remaining maturities:
Less than one year	406,198	181,505	507,649
Between one and two years	206,686	392,356	173,567
Between two and three years	146,097	155,327	151,168
Between three and four years	112,574	130,031	139,178
Between four and five years	161,538	122,532	118,626
Over five years	349,988	307,753	319,957

	1,383,081	1,289,504	1,410,145

Some borrowing from other financial institutions agreements contains covenants requiring the use of the proceeds for specific purposes or projects.

At December 31, 2019, 2018 and 2017, there were unused term credit facilities amounting to US$ 1,234,403, US$ 782,691 and US$ 851,997, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

13.	BONDS

An analysis of outstanding bonds follows:

	December 31,
	2019			2018			2017
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)
U.S. dollars	8,589,113	8,589,113	4.04	9,235,275	9,235,275	6.71	8,105,090	8,105,090	4.17
Euro	8,630,557	8,117,818	3.25	6,952,140	6,574,568	1.81	5,834,571	5,691,902	2.00
Swiss francs	2,465,597	2,425,181	2.58	2,465,629	2,388,454	2.60	2,659,698	2,601,868	2.28
Australian dollars	1,049,646	927,957	3.52	1,041,899	925,405	3.63	910,080	889,513	2.77
Hong Kong dollars	757,307	754,748	1.94	757,299	750,575	1.90	757,292	752,217	1.54
Norwegian kroner	622,500	476,536	3.31	622,500	481,895	3.26	622,501	511,627	2.56
Mexican pesos	306,312	278,897	3.30	254,725	219,228	3.64	98,108	67,003	3.88
Colombian pesos	266,562	231,219	3.14	283,283	241,991	2.38	112,565	74,269	3.77
Japanese yen	235,206	220,548	3.73	347,422	308,250	4.20	347,680	301,766	3.61
Uruguayan pesos	106,835	101,775	2.64	—	—	—	—	—	—
Indonesian Rupee	75,000	74,262	2.59	75,000	70,984	2.02	—	—	—
Brazilian Real	68,701	54,839	2.36	68,701	56,805	2.38	68,701	66,475	1.62
Turkish lira	64,483	32,279	2.62	64,467	36,425	3.63	134,587	92,075	1.83
Peruvian nuevos soles	53,378	53,353	2.25	53,378	52,476	4.44	7,489	7,585	1.85
South African rand	37,780	41,787	2.38	37,773	40,881	2.79	60,372	68,135	1.85
Indian Rupee	31,891	29,980	2.52	31,891	30,572	2.59	31,891	33,473	1.92
Canadian dollars	30,395	30,628	3.00	30,395	29,295	3.19	30,395	31,822	2.42

	23,391,263	22,440,920		22,321,777	21,443,079		19,781,020	19,294,820

Fair value adjustments		734,512			195,441			446,762
Less debt issuance costs		14,070			18,427			22,955

Carrying value of bonds		23,161,362			21,620,093			19,718,627

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	December 31,
	2019	2018	2017
Remaining maturities:
Less than one year	3,900,936	2,291,645	2,311,200
Between one and two years	3,134,707	3,906,435	2,336,118
Between two and three years	3,938,814	3,154,929	2,926,163
Between three and four years	3,255,194	2,685,947	2,644,380
Between four and five years	1,604,255	3,202,716	2,685,564
Over five years	7,557,357	7,080,105	6,877,595

	23,391,263	22,321,777	19,781,020

At December 31, 2019, 2018 and 2017, fixed interest rate bonds amounted to US$ 23,306,226, US$ 22,229,968 and US$ 19,683,812, respectively, of which US$ 14,815,856, US$ 13,095,772 and US$ 11,684,716, respectively, are denominated in currencies other than U.S. dollar.

There were no bonds repurchased during the years ended December 31, 2019, 2018 and 2017.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31,
	2019	2018	2017
Derivatives related collateral	143,256	—	139,397
Employees’ severance benefits and savings plan	89,078	82,273	77,993
Contributions to Stockholders’ Special Funds	53,577	36,872	36,967
Payable for investment securities purchased	18,244	—	—
Provision for contingencies	3,791	1,414	1,490
Other liabilities	10,037	3,069	9,018

	317,983	123,628	264,865

15.	PENSION PLAN

At December 31, 2019, 2018 and 2017, the plan has 631, 576 and 584 participants and active employees, respectively. The date used to determine pension plan benefit obligation is December 31, of each year.

For the years ended December 31, 2019, 2018 and 2017, a reconciliation of beginning and ending balances of the benefit obligation follows:

	2019	2018	2017
Change in benefit obligation:
Benefit obligation at beginning of year	23,792	21,526	18,763
Service cost	2,729	2,518	2,225
Interest cost	945	850	794
Plan participants’ contributions	1,985	1,812	1,813
Actuarial (gain) loss	(470)	(443)	(248)
Benefit paid	(1,642)	(2,471)	(1,821)

Benefit obligation at the end of year	27,339	23,792	21,526

For the years ended December 31, 2019, 2018 and 2017, a reconciliation of beginning and ending balances of the fair value of plan assets follows:

	2019	2018	2017
Change in plan assets:
Fair value of plan assets at beginning of year	24,154	21,509	17,201
Actual return on plan assets	1,035	987	440
Contributions	4,262	4,129	5,689
Benefit paid	(1,642)	(2,471)	(1,821)

Fair value of plan assets at end of year	27,809	24,154	21,509

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Plan assets are as follows:

	December 31,
	2019	2018	2017
Plan assets:
Deposits with banks	—	—	21,509
Marketable securities	27,809	24,154	—

The table below summarizes the component of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
Service cost	2,729	2,518	2,225
Interest cost	945	850	794
Expected return on plan assets	(959)	(860)	(258)

	2,715	2,508	2,761

A summary of the net projected cost for the year ending December 31, 2020 follows:

Service cost
Contribution to the plan	2,102
Guaranteed benefit	830

2,932
Interest cost	1,090
Expected return on plan assets	(1,109)

2,913

A summary of the benefits that are expected to be paid for the next five years follows:

2020	161
2021	358
2022	468
2023	898
2024	899

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2019, 2018 and 2017 follows:

	2019	2018	2017
Discount rate	4.00%	4.00%	4.00%
Expected long-term nominal rate return on Plan assets	4.00%	4.00%	1.50%
Salary increase rate	3.00%	3.00%	3.00%

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

16.	STOCKHOLDERS’ EQUITY

Authorized capital

The authorized capital of CAF at December 31, 2019, 2018 and 2017 amounts to US$ 15,000,000, of which US$ 10,000,000 is ordinary capital shares and US$ 5,000,000 is callable capital shares, distributed among Series “A”, “B” and “C” shares.

Additional paid-in capital

The additional paid-in capital is the amount paid by Series “B” and Series “C” stockholders in excess of the par value. The additional paid-in capital of CAF at December 31, 2019, 2018 and 2017 amounts to US$ 3,988,884, US$ 3,595,133 and US$ 3,259,471, respectively.

Subscribed callable capital

The payment of subscribed callable capital will be as required, with prior resolution of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF’s shares are classified as follows:

(i)    Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “A” shares grant the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the above countries. These shares have a par value of US$ 1,200.

(ii)    Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. In addition, the commercial banks that currently hold Series “B” shares of CAF are entitled, as a group, to elect one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$ 5.

(iii)    Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. These shares confer the right of representation on CAF´s Board of Directors to two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$ 5.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2019, 2018 and 2017 follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
At December 31, 2016	11	881,771	72,298	13,200	4,408,855	361,490	4,783,545
Issued for cash	—	31,723	8,427	—	158,615	42,135	200,750

At December 31, 2017	11	913,494	80,725	13,200	4,567,470	403,625	4,984,295
Issued for cash	—	32,717	3,768	—	163,585	18,840	182,425

At December 31, 2018	11	946,211	84,493	13,200	4,731,055	422,465	5,166,720
Issued for cash	—	31,804	10,995	—	159,020	54,975	213,995

At December 31, 2019	11	978,015	95,488	13,200	4,890,075	477,440	5,380,715

Subscribed and paid-in capital at December 31, 2019 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	106,629	—	1,200	533,145	—	534,345
Bolivia	1	57,492	—	1,200	287,460	—	288,660
Brazil	1	89,270	—	1,200	446,350	—	447,550
Colombia	1	183,421	—	1,200	917,105	—	918,305
Ecuador	1	57,813	—	1,200	289,065	—	290,265
Panama	1	32,925	—	1,200	164,625	—	165,825
Paraguay	1	32,445	—	1,200	162,225	—	163,425
Peru	1	189,820	—	1,200	949,100	—	950,300
Trinidad & Tobago	1	24,867	—	1,200	124,335	—	125,535
Uruguay	1	34,158	—	1,200	170,790	—	171,990
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	11,038	—	—	55,190	55,190
Dominican Republic	—	—	9,675	—	—	48,375	48,375
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,920	—	—	9,600	9,600
Spain	—	—	48,243	—	—	241,215	241,215
Commercial banks	—	497	—	—	2,485	—	2,485

	11	978,015	95,488	13,200	4,890,075	477,440	5,380,715

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2019, the detail of unpaid subscribed capital and subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number	Nominal	Number	Nominal	Number	Nominal	Number	Nominal
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
Stockholder:
Argentina	24,895	124,475	—	—	25,200	126,000	—	—
Bolivia	7,302	36,510	—	—	14,400	72,000	—	—
Brazil	38,873	194,365	—	—	25,200	126,000	—	—
Colombia	32,980	164,900	—	—	50,400	252,000	—	—
Ecuador	7,302	36,510	—	—	14,400	72,000	—	—
Panama	7,302	36,510	—	—	7,200	36,000	—	—
Paraguay	7,302	36,510	—	—	7,200	36,000	—	—
Peru	27,015	135,075	—	—	50,400	252,000	—	—
Trinidad y Tobago	11,971	59,855	—	—	7,200	36,000	—	—
Uruguay	7,302	36,510	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	881	4,405	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	3,696	18,480	—	—	40,000	200,000
Commercial banks	—	—	—	—	—	—	—	—

	220,400	1,102,000	4,577	22,885	259,200	1,296,000	58,732	293,660

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Subscribed and paid-in capital at December 31, 2018 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	100,404	—	1,200	502,020	—	503,220
Bolivia	1	55,058	—	1,200	275,290	—	276,490
Brazil	1	89,270	—	1,200	446,350	—	447,550
Colombia	1	176,825	—	1,200	884,125	—	885,325
Ecuador	1	55,379	—	1,200	276,895	—	278,095
Panama	1	30,491	—	1,200	152,455	—	153,655
Paraguay	1	30,011	—	1,200	150,055	—	151,255
Peru	1	184,417	—	1,200	922,085	—	923,285
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	31,724	—	1,200	158,620	—	159,820
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	8,795	—	—	43,975	43,975
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,770	—	—	8,850	8,850
Spain	—	—	46,025	—	—	230,125	230,125
Commercial banks	—	497	—	—	2,485	—	2,485

	11	946,211	84,493	13,200	4,731,055	422,465	5,166,720

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2018, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number	Nominal	Number	Nominal	Number	Nominal	Number	Nominal
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
Stockholder:
Argentina	31,120	155,600	—	—	25,200	126,000	—	—
Bolivia	9,736	48,680	—	—	14,400	72,000	—	—
Brazil	38,873	194,365	—	—	25,200	126,000	—	—
Colombia	39,576	197,880	—	—	50,400	252,000	—	—
Ecuador	9,736	48,680	—	—	14,400	72,000	—	—
Panama	9,736	48,680	—	—	7,200	36,000	—	—
Paraguay	9,736	48,680	—	—	7,200	36,000	—	—
Peru	32,418	162,090	—	—	50,400	252,000	—	—
Trinidad y Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	9,736	48,680	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	1,761	8,805	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	150	750	—	—	16,332	81,660
Spain	—	—	5,914	29,570	—	—	40,000	200,000
Commercial banks	—	—	—	—	—	—	—	—

	238,823	1,194,115	7,825	39,125	259,200	1,296,000	58,732	293,660

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Subscribed and paid-in capital at December 31, 2017 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	94,179	—	1,200	470,895	—	472,095
Bolivia	1	52,624	—	1,200	263,120	—	264,320
Brazil	1	87,858	—	1,200	439,290	—	440,490
Colombia	1	169,364	—	1,200	846,820	—	848,020
Ecuador	1	52,945	—	1,200	264,725	—	265,925
Panama	1	28,057	—	1,200	140,285	—	141,485
Paraguay	1	27,577	—	1,200	137,885	—	139,085
Peru	1	179,014	—	1,200	895,070	—	896,270
Trinidad & Tobago	1	23,457	—	1,200	117,285	—	118,485
Uruguay	1	29,290	—	1,200	146,450	—	147,650
Venezuela	1	168,678	—	1,200	843,390	—	844,590
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	7,915	—	—	39,575	39,575
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	43,437	—	—	217,185	217,185
Commercial banks	—	451	—	—	2,255	—	2,255

	11	913,494	80,725	13,200	4,567,470	403,625	4,984,295

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2017, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number	Nominal	Number	Nominal	Number	Nominal	Number	Nominal
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
Stockholder:
Argentina	37,345	186,725	—	—	25,200	126,000	—	—
Bolivia	12,170	60,850	—	—	14,400	72,000	—	—
Brazil	40,285	201,425	—	—	25,200	126,000	—	—
Colombia	47,037	235,185	—	—	50,400	252,000	—	—
Ecuador	12,170	60,850	—	—	14,400	72,000	—	—
Panama	12,170	60,850	—	—	7,200	36,000	—	—
Paraguay	12,170	60,850	—	—	7,200	36,000	—	—
Peru	37,821	189,105	—	—	50,400	252,000	—	—
Trinidad y Tobago	—	—	—	—	7,200	36,000	—	—
Uruguay	12,170	60,850	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	2,641	13,205	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	8,502	42,510	—	—	40,000	200,000
Commercial banks	46	230	—	—	—	—	—	—

	271,540	1,357,700	11,143	55,715	259,200	1,296,000	58,732	293,660

General Reserve

CAF maintains a general reserve approved by the Stockholders’ Assembly, which is considered an equity reserve. Stockholders approved the increase in the general reserve by US$ 201,177, US$ 68,699 and US$ 110,218 during the years ended December 31, 2019, 2018 and 2017, through appropriations from net income for the years ended December 31, 2018, 2017 and 2016, respectively.

Reserve Pursuant to Article N° 42 of the Constitutive Agreement

CAF’s Constitutive Agreement states that at least 10% of annual net income should be appropriated into a reserve fund until that reserve fund amounts to 50% of the subscribed capital. That reserve fund is considered an equity reserve. Additional appropriation may be approved by the stockholders. The Stockholders’ Assembly held in March 2019, 2018 and 2017, authorized an increase in the reserve fund for US$ 22,400, US$ 7,700 and US$ 12,500, through an appropriation from net income for the years ended December 31, 2018, 2017 and 2016, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income balances and the amounts reclassified out of accumulated other comprehensive income and into net income were as follows:

	December 31,
	2019	2018	2017
Balances at beginning of the year	—	—	(1,563)
Amortization of defined benefit pension items (1)	—	—	1,563

Balances at end of year	—	—	—

(1)	This other comprehensive income component is included in the statements of comprehensive income.

18.	TAX EXEMPTIONS

Pursuant to its Constitutive Agreement CAF is exempt, in all of its Member Countries, from all taxes on income, properties and other assets as well as from any liability related to the payment, withholding or collection of any taxes. The term “Member Country” is defined in Article 3 of CAF’s General Regulations as any shareholder country holding at least one Series “A” share that, either is a signatory to the Constitutive Agreement or, being of Latin America or the Caribbean, has adhered to it. At December 2019, the Member Countries are Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela.

CAF has entered into bilateral agreements with its other shareholder countries providing for tax exemptions substantially similar to those granted to it by the Member Countries.

19.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency is managed by swapping marketable securities — trading, loans, borrowings from other financial institutions and bonds, subject to fixed interest rates and denominated in currency other than the U.S. dollar into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments to offset the economic changes in value of specifically identified marketable securities – trading, loans, borrowings from other financial institutions and bonds.

Derivative financial instruments held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings from other financial institutions with fixed interest rates and denominated in U.S. dollars. Also, CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with marketable securities – trading, bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when net mark to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. These are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

The balance sheet details related to CAF’s derivative financial instruments are as follows:

	Derivative assets			Derivative liabilities
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Cross-currency swap	297,080	152,018	495,694	625,962	733,232	458,576
Interest rate swap	127,020	31,978	31,272	15,642	134,624	94,912
U.S Treasury futures	2,156	657	5,488	84	8,696	35
Cross-currency forward contracts	4	152	214	1,037	232	71

	426,260	184,805	532,668	642,725	876,784	553,594

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items:

	Notional amount		Fair value
	Interest	Cross-
	rate	currency	Derivative	Derivative
	swap	swap	assets	liabilities
At December 31, 2019:
Loans	134,189	—	589	5,317
Loans	—	863	94	—
Deposits	—	59,000	1,041	19
Borrowings from other financial institutions	—	94,083	—	1,580
Borrowings from other financial institutions	303,542	—	7,339	530
Bonds	—	14,809,015	295,945	624,363
Bonds	8,405,370	—	119,092	9,795

	8,843,101	14,962,961	424,100	641,604

	Notional amount		Fair value
	Interest	Cross-
	rate	currency	Derivative	Derivative
	swap	swap	assets	Liabilities
At December 31, 2018:
Loans	68,752	—	826	411
Loans	—	6,333	620	—
Borrowings from other financial institutions	—	108,097	89	—
Borrowings from other financial institutions	366,538	—	1,467	6,183
Bonds	—	13,095,772	151,309	733,232
Bonds	9,049,096	—	29,685	128,030

	9,484,386	13,210,202	183,996	867,856

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative Liabilities
At December 31, 2017:
Marketable securities — Trading	—	29,982	438	707
Loans	39,741	—	266	302
Loans	—	12,000	5	210
Borrowings from other financial institutions	—	112,900	8,889	—
Borrowings from other financial institutions	429,534	—	4,718	4,055
Bonds	—	11,684,716	486,362	457,659
Bonds	7,914,096	—	26,288	90,555

	8,383,371	11,839,598	526,966	553,488

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forward contracts:

At December 31, 2019

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until March 2020	Various	8,576	4

Futures short	Various	Until March 2020	USD	1,428,200	2,156

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Until March 2020	USD	81,269	(1,037)

Futures long	Various	Until March 2020	EUR	152,600	(84)

At December 31, 2018

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until March 2019	Various	15,603	152

Futures short	Various	Until March 2019	Various	103,600	657

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	24,572	(232)

Futures long	Various	Until March 2019	Various	1,336,600	(8,696)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2017

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until January 2018	Various	65,915	214

Futures short	Various	Until March 2018	Various	1,184,598	5,488

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Until March 2018	Various	65,771	(71)

Futures long	Various	Until March 2018	USD	19,800	(35)

The amounts of collateral posted related to futures at December 31, 2019, 2018 and 2017, was US$ 7,072, US$ 13,690 and US$ 9,080, respectively. At December 31, 2019, 2018 and 2017, the amount of collateral received related to futures was US$ 16, US$ 0 and US$ 397, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At December 31, 2019

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	424,100	(272,815)	(143,240)	8,045

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(641,604)	272,815	513,627	144,838

At December 31, 2018

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	183,996	(183,974)	—	22

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(867,856)	183,974	722,265	38,383

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2017

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	526,966	(331,368)	(139,000)	56,598

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(553,488)	331,368	408,467	186,347

20.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation methodologies and the key inputs to those methodologies.

When available, CAF generally uses quoted prices in active markets to determine fair value.

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation methodologies that use, where possible, current market-based or independently sourced market inputs, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

•

Loans: The fair value of fixed rate loans, is determined using a discounted cash flow technique using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•

Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by an independent financial information services company, which are determined based on discounted cash flows using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

•

Bonds, borrowings from other financial institutions and deposits: For CAF’s bonds issued and medium and long term borrowings, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuations of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Bonds, borrowings from other financial institutions and deposits are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the discounted cash flow technique.

During the years ended December 31, 2019, 2018 and 2017, there were no transfers between levels 1, 2 and 3.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019, 2018 and 2017:

At December 31, 2019

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	2,010,025	—	—	2,010,025

Non-U.S. governments and government entities bonds	350,440	—	—	350,440

Financial institutions and corporate securities:
Commercial paper	3,100,115	—	—	3,100,115
Certificate of deposits	2,201,939	—	—	2,201,939
Bonds	2,045,486	—	—	2,045,486
Collateralized mortgage obligation	343,745	—	—	343,745
Liquidity funds	306,055	—	—	306,055

	7,997,340	—	—	7,997,340

Sub-total financial assets at fair value	10,357,805	—	—	10,357,805

Loans	—	139,768	—	139,768

Derivative instruments:
Cross-currency swap	—	297,080	—	297,080
Interest rate swap	—	127,020	—	127,020
U.S Treasury futures	—	2,156	—	2,156
Cross-currency forward contracts	—	4	—	4

	—	426,260	—	426,260

Total financial assets at fair value	10,357,805	566,028	—	10,923,833

Liabilities:
Deposits	—	60,594	—	60,594

Borrowings from other financial institutions	—	403,912	—	403,912

Bonds	—	22,998,554	—	22,998,554

Derivative instruments:
Cross-currency swap	—	625,962	—	625,962
Interest rate swap	—	15,642	—	15,642
U.S Treasury futures	—	84	—	84
Cross-currency forward contracts	—	1,037	—	1,037

	—	642,725	—	642,725

Total financial liabilities at fair value	—	24,105,785	—	24,105,785

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,799,690	—	—	1,799,690

Non-U.S. governments and government entities bonds	243,581	—	—	243,581

Financial institutions and corporate securities:
Commercial paper	3,371,479	—	—	3,371,479
Certificate of deposits	1,707,010	—	—	1,707,010
Bonds	1,856,325	—	—	1,856,325
Collateralized mortgage obligation	352,643	—	—	352,643
Liquidity funds	324,228	—	—	324,228

	7,611,685	—	—	7,611,685

Sub-total financial assets at fair value	9,654,956	—	—	9,654,956

Loans	—	74,402	—	74,402

Derivative instruments:
Cross-currency swap	—	152,018	—	152,018
Interest rate swap	—	31,978	—	31,978
U.S Treasury futures	—	657	—	657
Cross-currency forward contracts	—	152	—	152

	—	184,805	—	184,805

Total financial assets at fair value	9,654,956	259,207	—	9,914,163

Liabilities:
Borrowings from other financial institutions	—	470,220	—	470,220

Bonds	—	21,461,610	—	21,461,610

Derivative instruments:
Cross-currency swap	—	733,232	—	733,232
Interest rate swap	—	134,624	—	134,624
U.S Treasury futures	—	8,696	—	8,696
Cross-currency forward contracts	—	232	—	232

	—	876,784	—	876,784

Total financial liabilities at fair value	—	22,808,614	—	22,808,614

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

At December 31, 2017

	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Treasury Notes	1,588,857	—	—	1,588,857

Non-U.S. governments and government entities bonds	106,812	—	—	106,812

Financial institutions and corporate securities:
Commercial paper	3,146,896	—	—	3,146,896
Certificate of deposits	2,065,830	—	—	2,065,830
Bonds	1,605,236	—	—	1,605,236
Collateralized mortgage obligation	375,733	—	—	375,733
Liquidity funds	305,627	—	—	305,627

	7,499,322	—	—	7,499,322

Sub-total financial assets at fair value	9,194,991	—	—	9,194,991

Loans	—	49,007	—	49,007

Derivative instruments:
Cross-currency swap	—	495,694	—	495,694
Interest rate swap	—	31,272	—	31,272
U.S Treasury futures	—	5,488	—	5,488
Cross-currency forward contracts	—	214	—	214

	—	532,668	—	532,668

Total financial assets at fair value	9,194,991	581,675	—	9,776,666

Liabilities:
Borrowings from other financial institutions	—	550,563	—	550,563

Bonds	—	19,559,372	—	19,559,372

Derivative instruments:
Cross-currency swap	—	458,576	—	458,576
Interest rate swap	—	94,912	—	94,912
U.S Treasury futures	—	35	—	35
Cross-currency forward contracts	—	71	—	71

	—	553,594	—	553,594

Total financial liabilities at fair value	—	20,663,529	—	20,663,529

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		December 31,
		2019		2018		2017
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	103,593	103,593	127,355	127,355	61,294	61,294
Deposits with banks	1	2,417,476	2,417,476	2,594,312	2,594,312	2,001,766	2,001,766
Other investments	1	996,917	996,917	658,750	658,750	1,453,869	1,453,869
Loans, net	2	26,178,502	26,201,605	24,869,314	24,871,974	23,414,311	23,415,830
Accrued interest and commissions receivable	2	531,793	531,793	523,098	523,098	427,702	427,702
Derivate related collateral	1	520,699	520,699	735,955	735,955	417,547	417,547
Receivable from investment securities sold	1	12,625	12,625	—	—	—	—
Financial liabilities:
Deposits	2	2,537,837	2,537,837	3,210,545	3,210,545	2,950,143	2,950,143
Commercial paper	2	908,133	908,133	641,295	641,295	1,770,676	1,770,676
Borrowings from other financial institutions, net	2	986,306	996,925	814,049	817,727	866,702	867,601
Bonds, net	2	162,808	174,925	158,483	159,131	159,255	160,037
Accrued interest payable	2	403,560	403,560	394,233	394,233	314,660	314,660
Derivate related collateral	1	143,256	143,256	—	—	139,397	139,397
Payable for investment securities purchased	1	18,244	18,244	—	—	—	—

The following methods and assumptions were used to estimate the fair value of those financial instruments not accounted for at fair value:

•

Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, accrued interest payable, derivate related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

•

Loans: CAF is one of the few institutions that grant loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

•

Equity investments: The direct investments in equity securities of companies without a readily determinable fair value are measured at cost, less impairment plus or minus observable price changes of an identical or similar instrument of the same issuer. At December 2019, 2018 and 2017, the carrying amount of those investments amounted to US$ 72,821, US$ 57,983 and US$ 0, respectively, and the effects of impairment and the changes in observable prices for year ended December 31, 2019 amounted to US$ 2,874. For the years ended December 31, 2018 and 2017, there were no impairment. In addition, at December 2019, 2018 and 2017, investments in funds without a readily determinable

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

fair value, with carrying amount of US$ 363,680, US$ 378,174 and US$ 0, respectively, are accounted for at fair value applying the practical expedient, using the net asset value per share.

CAF’s equity investments in other entities accounted for at cost reached US$ 397,357 at December 31, 2017, did not have available market price quotations and it was impracticable to determine the fair value of these investments without incurring excessive cost.

•

Bonds and borrowings from other financial institutions: For CAF’s bonds issued and medium and long term borrowings, fair value is determined using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those financial instrument are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology.

During the years ended December 31, 2019, 2018 and 2017, there were no transfers between levels 1, 2 and 3.

21.	(LOSSES) GAIN ON CHANGES IN FAIR VALUE RELATED TO FINANCIAL INSTRUMENTS

The (losses) gain on changes in fair value of marketable securities—trading, cross-currency swaps and financial liabilities carried at fair value under the fair value option are as follows:

	Year ended December 31, 2019
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Bonds	253,505	(259,786)	(6,281)
Deposits	1,022	(1,594)	(572)
Loans	(525)	256	(269)
Borrowings from other financial institutions	(1,669)	824	(845)

	252,333	(260,300)	(7,967)

	Year ended December 31, 2018
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Marketable securities - trading	268	(664)	(396)
Bonds	(610,626)	609,740	(886)
Loans	826	2,503	3,329
Borrowings from other financial institutions	(8,800)	7,165	(1,635)

	(618,332)	618,744	412

	Year ended December 31, 2017
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Marketable securities - trading	(293)	(303)	(596)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

	Year ended December 31, 2017
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Bonds	907,482	(905,616)	1,866
Loans	(55)	(3,754)	(3,809)
Borrowings from other financial institutions	16,711	(14,246)	2,465

	923,845	(923,919)	(74)

In addition, during the years ended December 31, 2019, 2018 and 2017, CAF recorded net gains of US$ 2,694, US$ 92 and US$ 4,375, respectively, related to changes in fair value of futures and forwards and changes in fair value of the U.S. Treasury Notes.

22.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31,
	2019	2018	2017
Loan commitments subscribed — eligible	5,606,684	4,884,248	5,448,998
Lines of credit	2,579,633	4,014,161	3,593,234
Loan commitments subscribed — non eligible	2,362,122	1,822,170	1,464,000
Guarantees	150,148	165,294	176,642
Equity investments agreements subscribed	110,215	133,582	167,182
Letters of credit	—	1,168	3,754

These commitments and contingencies arose from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

Guarantees mature as follows:

	December 31,
	2019	2018	2017
Less than one year	6,524	21,670	17,391
Between one and two years	—	—	15,000
Between three and five years	34,649	34,649	—
Over five years	108,975	108,975	144,251

	150,148	165,294	176,642

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

23.	ADMINISTRATIVE EXPENSES

For years ended December 31, 2019, 2018 and 2017, the details of administrative expenses are as follows:

	December 31,
	2019	2018	2017
Salaries and employee benefits	102,119	106,405	101,710
Professional fees, seminars and other expenses	19,934	20,394	18,799
Logistics and infrastructure	18,040	17,423	17,300
Telecommunications and technology	14,714	14,066	12,326

	154,807	158,288	150,135

24.	SPECIAL FUNDS AND OTHER FUNDS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third-parties and CAF’s stockholders’ special funds, created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries.

The stockholders’ special funds contribute to regional integration and sustainable development through capacity building, increased domestic and international exchanges, generation and use of knowledge, as well as training human resources and fortifying institutions. The stockholders’ special funds are governed by the provisions of the Constitutive Agreement and any other provisions that may be established by the Board of Directors.

The Stockholders’ Assembly of CAF approves a maximum amount to be contributed to stockholders’ special funds during the fiscal year and to recognize these contributions as expenses. The Executive President by delegation of the Stockholders’ Assembly of CAF may authorize, up to the maximum approved amount, the amounts that will be contributed during the current period, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds.

The resources of the stockholders’ special funds, that come from a contribution by CAF, are completely independent from the resources of CAF and are thus so maintained, accounted for, presented, utilized,

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

invested, committed and otherwise disposed of. With regard to the use of the stockholders’ special funds, the financial responsibility of CAF, as administrator, is limited to the net assets of each of the constituted stockholders’ special funds. CAF has no residual interest in the net assets of the stockholders’ special funds.

In March 2019, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 130,000 to some stockholders’ special funds for 2019. Subsequently, during the year ended December 31, 2019, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 100,000 and US$ 29,226 to Compensatory Financial Fund (FFC) and Technical Cooperation Fund (FCT), respectively. For the year ended December 31, 2019, CAF recognized US$ 129,226 as an expense and, at December 31, 2019 recognized an unconditional obligation (accounts payable) for US$ 53,577 which was paid in January 2020.

In March 2018, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 92,000 to some stockholders’ special funds for the year ended December 31, 2018. Subsequently, during the year ended December 31, 2018, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 70,000, US$ 16,743, and US$ 1,087 to FFC, FCT, and Human Development Fund (FONDESHU), respectively. For the year ended December 31, 2018, CAF recognized US$ 87,830 as an expense and, at December 31, 2018 recognized an unconditional obligation (accounts payable) for US$ 36,872 which was paid in January 2019.

In March 2017, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 92,064 to some stockholders’ special funds for the year ended December 31, 2017. Subsequently, during the year ended December 31, 2017, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 68,000, US$ 22,064 and US$ 2,000 to FFC, FCT and FONDESHU, respectively. For the year ended December 31, 2017, CAF recognized US$ 92,064 as an expense and, at December 31, 2017 recognized an unconditional obligation (accounts payable) for US$ 36,967 which was paid in January 2018.

At December 31, 2019, 2018 and 2017, managed funds assets are US$ 483,271, US$ 428,787 and US$ 408,258, respectively. The balances of these funds are as follows:

	December 31,
	2019	2018	2017
FFC (1)	284,198	255,999	247,259
Fund for the Development of Small and Medium Enterprises (FIDE)	64,495	61,430	61,827
FCT	69,148	48,248	45,844
FONDESHU	7,827	8,875	9,496
Others non related with stockholders’ special funds	57,603	54,235	43,832

	483,271	428,787	408,258

(1)

FFC was created by CAF’s stockholders for the purpose of compensating a portion of the interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. For years ended December 31, 2019, 2018 and 2017, FFC compensated interest amounting to US$ 78,155, US$ 83,932 and US$ 82,765, respectively, which amounts are included in interest income — loans in the statements of comprehensive income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(In thousands of U.S. dollars)

25.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided the preparation process, or the method for providing services among individual countries.

For years ended December 31, 2019, 2018 and 2017, loans made to or guaranteed by five countries individually generated in excess, of 10% of interest income on loans, as follows:

	December 31,
	2019	2018	2017
Argentina	175,759	150,099	110,364
Ecuador	168,032	149,204	121,071
Venezuela	165,565	146,693	115,277
Bolivia	124,678	112,655	86,807
Colombia	121,240	—	—

	755,274	558,651	433,519

26.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 3, 2020, the date of issue of these financial statements. As a result of this evaluation, management has determined that there are no subsequent events that require a disclosure in these financial statements for year ended December 31, 2019, except for:

•	On January 2, 2020, CAF issued bonds for UYU 20.74 million, 3.76% due 2039, under its Uruguay Local Debt Programme.

•	On January 2, 2020, CAF issued bonds for US$ 120 million, 2.00% due 2023, under its Medium Term Notes Programme.

•	On January 30, 2020, CAF issued bonds for UYU 6.55 million, 3.78% due 2038, under its Uruguay Local Debt Programme.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

As of December 31, 2019

BONDS

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at December 31, 2019 (in millions)
7.875% Yankee Bonds	Fixed	7.875%	2002	2022	USD		85
3.95% Mexican Pesos Bonds	Fixed	3.95%	2011	2021	MXN	(1)	1,317
4.375% Yankee Bonds	Fixed	4.375%	2012	2022	USD		1,500
4.03% Euro Hong Kong Dollar Bonds	Fixed	4.03%	2012	2022	HKD	(2)	400
1.85% Euro Yen Bonds	Fixed	1.85%	2012	2023	JPY	(3)	6,000
4.0% Euro Hong Kong Dollar Bonds	Fixed	4.00%	2012	2024	HKD		398
4.25% Euro Bond (Schuldschein)	Fixed	4.25%	2012	2027	EUR	(4)	82
4.375% Euro Bond (Schuldschein)	Fixed	4.375%	2012	2032	EUR		60
5.0% Euro Dollar Bond	Fixed	5.00%	2012	2042	USD		50
1.50% Swiss Franc Bonds	Fixed	1.50%	2013	2020	CHF	(5)	250
1.375% Swiss Franc Bonds	Fixed	1.375%	2013	2021	CHF		250
1.375% Swiss Franc Bonds	Fixed	1.375%	2013	2021	CHF		100
Euro Dollar Bonds	Floating	US LIBOR 3M + 0.97%	2013	2023	USD		100
1.85% Euro Yen Bonds	Fixed	1.85%	2013	2023	JPY		4,600
6.25% Kangaroo Bonds	Fixed	6.25%	2013	2023	AUD	(6)	225
4.27% Euro Hong Kong Dollar Bonds	Fixed	4.27%	2013	2028	HKD		940
3.31% Euro Bonds	Fixed	3.31%	2013	2028	EUR		250.7
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR		100
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR		100
3.66% Euro Bond	Fixed	3.66%	2013	2033	EUR		51
3.625% Euro Bond (Schuldschein)	Fixed	3.625%	2013	2033	EUR		200
1.875% Euro Bonds	Fixed	1.875%	2014	2021	EUR		750
2.0% Euro Bonds	Fixed	2.00%	2014	2024	CHF		300
4.070% Euro Bonds	Fixed	4.07%	2014	2024	NOK	(7)	900
4.29% Euro Bonds	Fixed	4.29%	2014	2026	NOK		1,500
1.50% Swiss Franc Bonds	Fixed	1.50%	2014	2028	CHF		225
3.925% Euro Bonds	Fixed	3.925%	2014	2029	HKD		1,257
3.05% Euro Bonds	Fixed	3.05%	2014	2030	EUR		50
3.51% Euro Bonds	Fixed	3.51%	2014	2034	EUR		65
3.500% Euro Bonds	Fixed	3.50%	2014	2039	EUR		200
2.21% Euro Dollar Bonds	Fixed	2.21%	2015	2020	USD		50
1.00% Euro Bonds	Fixed	1.00%	2015	2020	EUR		750
0.46% Swiss Franc Bonds	Fixed	0.46%	2015	2023	CHF		200
0.68% Euro Yen Bonds	Fixed	0.68%	2015	2025	JPY		8,900
4.50% Kangaroo Bonds	Fixed	4.50%	2015	2025	AUD		325
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF		200
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF		150
3.05% Euro Bonds	Fixed	3.05%	2015	2030	NOK		800
3.05% Euro Bonds	Fixed	3.05%	2015	2035	NOK		1,000
9.00% Uridashi Bond	Fixed	9.00%	2016	2020	ZAR	(8)	590
10.73% Uridashi Bond	Fixed	10.73%	2016	2020	TRY	(9)	192
1.00% Euro Bonds	Fixed	1.00%	2016	2020	EUR		250

Title	Interest Rate	Coupon		Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at December 31, 2019 (in millions)
0.13% Euro Bonds	Fixed	0.13%		2016	2020	EUR		80.1
4.00% Kangaroo Market Bond	Fixed	4.00%		2016	2021	AUD		150
1.810% Euro Bonds	Fixed	1.81%		2016	2021	HKD		712
1.810% Euro Bonds	Fixed	1.81%		2016	2021	HKD		230
1.810% Euro Bonds	Fixed	1.81%		2016	2021	USD		30
2.13% Yankee Bond	Fixed	2.125%		2016	2021	USD		1,000
0.15% Swiss Market Bond	Fixed	0.15%		2016	2022	CHF		150
0.304% Swiss Market Bond	Fixed	0.304%		2016	2024	CHF		125
0.45% Samurai Market	Fixed	0.45%		2016	2026	JPY		4,500
0.51% Swiss Market Bond	Fixed	0.51%		2016	2026	CHF		125
2.89% Euro Bonds	Fixed	2.89%		2016	2026	HKD		320
4.00% Kangaroo Market Bond	Fixed	4.00%		2016	2026	AUD		110
4.50% Kangaroo Market Bond	Fixed	4.50%		2016	2026	AUD		80
1.70% Euro Bonds	Fixed	1.70%		2016	2031	EUR		70
1.803% Euro Bonds	Fixed	1.803%		2016	2031	EUR		100
1.796% Euro Bonds	Fixed	1.796%		2016	2031	EUR		50
8.10% Uridashi Bond	Fixed	8.10%		2017	2020	BRL	(10)	220.2
0.50% Euro Bonds	Fixed	0.50%		2017	2022	EUR		800
3.50% Euro Bonds	Fixed	3.50%		2017	2037	CAD	(11)	40
5.88% Uridashi Bond	Fixed	5.88%		2017	2022	INR	(12)	2,138
4.50% Kangaroo Market Bond	Fixed	4.50%		2017	2027	AUD		325
3.265% Euro Bonds	Fixed	3.265%		2017	2027	HKD		1,620
0.30% Swiss Market Bond	Fixed	0.30%		2017	2025	CHF		275
2.20% Yankee Bond	Fixed	2.20%		2017	2020	USD		1,250
2.75% Yankee Bond	Fixed	2.75%		2017	2023	USD		1,000
1.125% Euro Bond	Fixed	1.125%		2018	2025	EUR		1,000
8.50% Mexican Pesos Bonds	Fixed	8.50%		2018	2028	MXN		3,000
6.50% Indonesian Rupiah Bond	Fixed	6.50%		2018	2023	IDR	(13)	1,034,100
Euro Dollar Bond	Floating	US LIBOR 3M + 0.30%		2018	2021	USD		100
6.77% Euro Bond	Fixed	6.77%		2018	2028	COP		510,000
6.75% Euro Bond	Fixed	6.75%		2018	2028	COP		150,000
0.75% Euro Bond	Fixed	0.75%		2018	2023	EUR		500
1.00% Euro Bond	Fixed	1.00%		2018	2020	EUR		150
3.385% Euro Dollar Bond	Fixed	3.385%		2018	2023	USD		30
4.444% PEN Bond	Fixed	4.444%		2018	2021	PEN		177
3.4% Kangaroo Market Bond Euro Dollar Bond 3.345% Euro Dollar Bond 3.73% Euro Dollar Bond 3.75% Yankee Bond Euro Dollar Bond	Fixed Floating Fixed Fixed Fixed Floating	3.4 USD LIBOR 3M + 0.33 3.345 3.73 3.75 USD LIBOR 3M + 0.33	% % % % % %	2018 2018 2018 2018 2018 2018	2023 2020 2021 2023 2023 2020	AUD USD USD USD USD USD		100 525 400 50 750 280
0.63% Euro Bond	Fixed	0.63%		2019	2024	EUR		750
3.25% Yankee Bond	Fixed	3.25%		2019	2022	USD		1,250
3.90% Uruguayan bond	Fixed	3.90%		2019	2040	UIU	(14)	38,7
6.77% Colombian Pesos Bond 1.68% Kangaroo Bond	Fixed Fixed	6.77 1.68	% %	2019 2019	2028 2023	COP AUD	(15)	99,500 11.7

Title	Interest Rate	Coupon		Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at December 31, 2019 (in millions)
9.60% Mexican Pesos 0.17% Euro Bond 2.97% Dollar Bond	Fixed Fixed Fixed	9.60 0.17 2.97	% % %	2019 2019 2019	2039 2023 2029	MXN EUR USD		965 40 140
0.18% Euro Bond 10.4% Uruguayan Peso Bond 10.4% Uruguayan Peso Bond	Fixed Fixed Fixed	0.18 10.4 10.4	% % %	2019 2019 2019	2027 2024 2024	EUR UYU UYU	(16)	49.6 1,752 1,813.5
0.625% Euro Bond	Fixed	0.625%		2019	2026	EUR		750
3.90% Uruguayan bond 3.76% Uruguayan bond	Fixed Fixed	3.90 3.76	% %	2019 2019	2040 2039	UIU UIU		7.05 2.536
3.90% Uruguayan bond	Fixed	3.90%		2019	2040	UIU		8.177

(1)	Mexican Pesos
(2)	Hong Kong Dollars
(3)	Japanese Yen
(4)	Euros
(5)	Swiss Francs
(6)	Australian Dollars
(7)	Norwegian Kroner
(8)	South African Rand
(9)	Turkish Lira.
(10)	Brazilian Real
(11)	Canadian Dollars
(12)	Indian Rupee
(13)	Indonesian Rupiah
(14)	Uruguayan Indexed Units
(15)	Colombian Pesos
(16)	Uruguayan Pesos

Subsequent Events related to supplementary information:

•	On January 2, 2020, CAF issued bonds for USD 120 million, 2.0% due 2023, under its Medium Term Note Program.

•	On January 2, 2020, CAF issued bonds for UI 4.75 million, 3.76% due 2039, under its local debt program in Uruguay.

•	On January 30, 2020, CAF issued bonds for UI 1.5 million, 3.78% due 2038, under its local debt program in Uruguay.

•	On February 21, 2020, CAF issued bonds for UI 7.2 million, 3.20% due 2037, under its local debt program in Uruguay.

•	On March 16, 2020, CAF issued bonds for UI 1.3 million, 4.26% due 2039, under its local debt program in Uruguay.

•	On April 1, 2020, CAF issued bonds for UI 6.2 million, 3.76% due 2039, under its local debt program in Uruguay.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2019
					(in USD millions)
Borrowings from other financial institutions	Various	Various	Various	Various	1,390.2
Deposits	Floating	Various	Various	Various	2,672.9
Commercial Paper	Floating	Various	Various	USD	908.1

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT

AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at December 31, 2019 (in USD millions)
Agencia Francesa de Desarrollo — AfD	Floating	Various	Various	Various	197.3
IADB	2%	24-May-97	24-May-23	USD	0.4
Instituto de Crédito Oficial — ICO	Floating	Various	Various	USD	202.7
JBIC, Japan	Floating	Various	Various	USD	80.9
KfW (Germany)	Various	Various	Various	USD	547.6
Nordic Investment Bank	Floating	Various	Various	USD	28.7

GUARANTEED DEBT

Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at December 31, 2019
			(in USD millions)
Republic of Peru	02/13/2006	02/13/2025	28.0
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.6
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
Abengoa Transmisión Norte S.A.	06/21/2013	06/21/2020	5.0
Planta de Reserva Fría de Generación de Eten S.A	12/05/2013	12/05/2033	24.8

USD 4,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

PART II

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II.

(4)	The following exhibits:

1.1	Underwriting Agreement for Debt Securities, dated August 9, 2019 (incorporated by reference to our registration statement No. 333-233212)

1.2	Form of Underwriting Agreement pertaining to Guarantees (1)

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee (1)

4.3	Form of Note (incorporated by reference to our registration statement No. 333-233212)

5.1	Opinion and consent of Octavio Rosselli, General Counsel to CAF (2)

8.1	Opinion and consent of Sullivan & Cromwell LLP (2)

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1) (2)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1) (2)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees (1)

(1)	To be filed by post-effective amendment.
(2)	Previously filed.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogota, Colombia, on the 17th day of April, 2020.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Corporate Vice President of Finance and Chief Financial Officer

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 17th day of April, 2020.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit Number	Exhibits	Sequentially Numbered Page

1.1	Underwriting Agreement for Debt Securities, dated August 9, 2019 (incorporated by reference to our registration statement No. 333-233212)

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

1.3	Form of Pricing Agreement (included in Exhibit 1.1)

4.1	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

4.3	Form of Note (incorporated by reference to our registration statement No. 333-233212)

5.1	Opinion and consent of Octavio Rosselli, General Counsel to CAF	**

8.1	Opinion and consent of Sullivan & Cromwell LLP	**

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)	**

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)	**

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.
**	Previously filed.